SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001-20

State Taxpayer Number 10146326-50

Public Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

September 2010

TABLE OF CONTENTS

FINANCIAL STATEMENTS		3
Balance Sheets		3
Statement of Operations		5
Statements of Operations – Third Quarter Variations		6
Statement of Changes in Shareholders’ Equity		7
Statement of Cash Flows		8
NOTES TO THE QUARTERLY INFORMATION		10
1	Operations	10
2	Presentation of the Quarterly Information	11
3	Changes in the Brazilian Accounting Practices	12
4	Cash and Cash Equivalents	13
5	Customers and Distributors	14
6	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	15
7	Taxes and Social Contribution	17
8	Deferred Regulatory Assets - CVA	23
9	Bonds and Securities	25
10	Collaterals and Escrow Accounts	25
11	Other Receivables	26
12	Inventories	27
13	Judicial Deposits	27
14	Receivables from Related Parties	28
15	Investments	29
16	Property, Plant, and Equipment	35
17	Intangible assets	41
18	Loans and Financing	43
19	Debentures	50
20	Suppliers	52
21	Payroll, Social Charges, and Labor Accruals	54
22	Post-Employment Benefits	54
23	Regulatory Charges	56
24	Research and Development and Energy Efficiency	56
25	Other Accounts Payable	57
26	Contingencies and Reserves for Litigation	58
27	Non-Controlling Shareholding Interests	60
28	Stock Capital	60
29	Gross Revenues from Sales and/or Services	62
30	Deductions from Gross Revenues	63
31	Operating Costs and Expenses	63
32	Interest Income (Expenses), Net	69
33	Spot Market (CCEE)	69
34	Financial Instruments	70
35	Related-Party Transactions	76
36	Financial Statements by Wholly-Owned Subsidiaries	80
37	Statement of Operations Broken Down by Company	82
38	Statement of Added Value	83
39	Subsequent Event	85
COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER		86
1	Distribution	86
2	Management	89
3	Stock Market	89
4	Rates	90
5	Economic and Financial Performance	91
OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)		95
COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE		97
INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION		98

FINANCIAL STATEMENTS

Balance Sheets

as of September 30 and June 30, 2010

(In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated
			30/09/2010	30/06/2010	30/09/2010	30/06/2010

1	TOTAL ASSETS		10,585,733	10,397,717	14,658,868	14,063,158
1.01	CURRENT ASSETS		879,496	926,854	3,936,871	3,516,167
1.01.01	Cash and Cash Equivalents	4	29,520	121,078	1,867,236	1,476,519
1.01.02	Receivables		849,976	805,776	1,974,356	1,941,715
1.01.02.01	Customers		-	-	1,170,799	1,113,049
1.01.02.01.01	Customers and distributors, net	5	-	-	1,135,078	1,074,102
1.01.02.01.02	Telecommunications services, net		-	-	14,240	16,856
1.01.02.01.03	Distribution of piped gas		-	-	21,481	22,091
1.01.02.02	Other Receivables		849,976	805,776	803,557	828,666
1.01.02.02.01	Dividends receivable	14	735,281	688,693	3,728	3,712
1.01.02.02.02	Service in progress		10	-	107,989	95,718
1.01.02.02.03	CRC transferred to State Government	6	-	-	55,163	52,595
1.01.02.02.04	Income tax and social contribution paid in advance	7.a	111,594	112,096	182,853	198,233
1.01.02.02.05	Deferred income tax and social contribution	7.b	2,906	4,816	77,802	85,453
1.01.02.02.06	Other taxes	7.c	-	-	32,577	33,426
1.01.02.02.07	Deferred regulatory assets - CVA	8	-	-	142,623	182,372
1.01.02.02.08	Other regulatory assets		-	-	3,640	-
1.01.02.02.09	Bonds and securities	9	1	1	10,921	5,490
1.01.02.02.10	Collaterals and escrow accounts	10	171	167	118,848	116,109
1.01.02.02.11	Other receivables	11	13	3	67,413	55,558
1.01.03	Inventories	12	-	-	95,279	97,933
1.02	NONCURRENT ASSETS		9,706,237	9,470,863	10,721,997	10,546,991
1.02.01	Long-Term Receivables		1,316,274	1,297,162	2,249,242	2,172,885
1.02.01.01	Sundry Receivables		266,524	266,731	2,249,242	2,172,885
1.02.01.01.01	Customers and distributors	5	-	-	48,886	50,387
1.02.01.01.03	CRC transferred to State Government	6	-	-	1,259,477	1,243,643
1.02.01.01.04	Deferred income tax and social contribution	7.b	66,750	66,668	398,768	389,739
1.02.01.01.05	Other taxes	7.c	-	-	84,112	86,872
1.02.01.01.06	Deferred regulatory assets - CVA	8	-	-	17,532	26,110
1.02.01.01.07	Bonds and securities	9	-	-	104,452	41,858
1.02.01.01.08	Collaterals and escrow accounts	10	-	-	27,216	28,940
1.02.01.01.09	Judicial deposits	13	198,016	198,305	290,638	285,792
1.02.01.01.10	Other receivables	11	1,758	1,758	18,161	19,544
1.02.01.02	Receivables from Related Parties	14	1,049,750	1,030,431	-	-
1.02.01.02.01	From subsidiaries		1,049,750	1,030,431	-	-
1.02.02	Permanent Assets		8,389,963	8,173,701	8,472,755	8,374,106
1.02.02.01	Investments	15	8,370,731	8,154,280	446,960	439,522
1.02.02.01.01	Equity in investees		110,753	107,590	426,552	419,116
1.02.02.01.03	Equity in subsidiaries		8,246,355	8,033,067	-	-
1.02.02.01.05	Other investments		13,623	13,623	20,408	20,406
1.02.02.02	Property, Plant, and Equipment	16	-	-	7,829,481	7,752,832
1.02.02.03	Intangible Assets	17	19,232	19,421	196,314	181,752
The accompanying notes are an integral part of these quarterly financial statements.

3

Balance Sheets

as of September 30 and June 30, 2010

 (In thousands of reais)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated
			30/09/2010	30/06/2010	30/09/2010	30/06/2010

2	TOTAL LIABILITIES		10,585,733	10,397,717	14,658,868	14,063,158
2.01	CURRENT LIABILITIES		657,735	98,989	2,313,537	1,706,597
2.01.01	Loans and financing	18	9,688	16,509	74,071	88,446
2.01.02	Debentures	19	605,020	18,699	605,020	18,699
2.01.03	Suppliers	20	427	679	559,393	545,305
2.01.04	Income tax and social contribution	7.a	-	-	139,471	122,569
2.01.05	Deferred income tax and social contribution	7.b	-	-	48,648	62,006
2.01.06	Other taxes	7.c	42,001	55,996	250,821	241,304
2.01.07	Dividends payable		368	5,469	1,646	7,665
2.01.08	Payroll, social charges, and labor accruals	21	172	174	179,429	154,718
2.01.08	Other		59	1,463	455,038	465,885
2.01.08.01	Post-employment benefits	22	59	63	23,387	23,807
2.01.08.02	Deferred regulatory liabilities - CVA	8	-	-	107,943	121,745
2.01.08.03	Other regulatory liabilities		-	-	31,372	41,402
2.01.08.04	Regulatory charges	23	-	-	58,346	49,978
2.01.08.05	R & D and Energy Efficiency	24	-	-	113,157	114,633
2.01.08.06	Other accounts payable	25	-	1,400	120,833	114,320
2.02	NONCURRENT LIABILITIES		507,060	1,109,013	2,589,936	2,844,836
2.02.01	Noncurrent liabilities		507,060	1,109,013	2,589,936	2,844,836
2.02.01.01	Loans and financing	18	384,266	387,728	1,165,378	829,980
2.02.01.02	Debentures	19	-	600,000	-	600,000
2.02.01.03	Contingencies and reserve for litigation	26	35,652	35,598	496,201	491,171
2.02.01.06	Other		87,142	85,687	928,357	923,685
2.02.01.06.01	Suppliers	20	-	-	152,990	160,477
2.02.01.06.02	Deferred income tax and social contribution	7.b	-	-	14,041	17,127
2.02.01.06.03	Other taxes	7.c	87,142	85,687	138,733	136,547
2.02.01.06.04	Post-employment benefits	22	-	-	360,556	357,370
2.02.01.06.05	Deferred regulatory liabilities - CVA	8	-	-	49,903	59,784
2.02.01.06.06	Other regulatory liabilities		-	-	1,925	-
2.02.01.06.07	R & D and Energy Efficiency	24	-	-	132,159	114,343
2.02.01.06.08	Deferred revenues		-	-	74,994	74,994
2.02.01.06.09	Other payables	25	-	-	3,056	3,043
2.04	NON-CONTROLLING SHAREHOLDERS' INTERESTS	27	-	-	334,457	322,010
2.05	SHAREHOLDERS' EQUITY		9,420,938	9,189,715	9,420,938	9,189,715
2.05.01	Paid-in stock capital	28	6,910,000	6,910,000	6,910,000	6,910,000
2.05.04	Profit Reserves		1,920,061	1,920,061	1,920,061	1,920,061
2.05.04.01	Legal reserves		428,912	428,912	428,912	428,912
2.05.04.02	Retained earnings		1,491,149	1,491,149	1,491,149	1,491,149
2.05.06	Accrued Earnings		590,877	359,654	590,877	359,654
The accompanying notes are an integral part of these quarterly financial statements.

4

Statement of Operations

as of September 30, 2010 and September 30, 2009

(In thousands of reais, except net income per share)

CODE	DESCRIPTION	N. no.	Parent Company		Consolidated
			30/09/2010	30/09/2009	30/09/2010	30/09/2009
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	29	-	-	7,217,360	6,442,727
3.01.01	Electricity sales to final customers		-	-	2,643,495	2,366,718
3.01.02	Electricity sales to distributors		-	-	1,090,691	1,004,022
3.01.03	Use of the power grid		-	-	3,060,999	2,683,036
3.01.04	Telecommunications revenues		-	-	94,553	76,096
3.01.05	Distribution of piped gas		-	-	226,815	195,386
3.01.06	Other operating revenues		-	-	100,807	117,469
3.02	DEDUCTIONS FROM GROSS REVENUES	30	-	-	(2,667,925)	(2,310,967)
3.03	NET REVENUES FROM SALES AND/OR SERVICES		-	-	4,549,435	4,131,760
3.04	COST OF SALES AND/OR SERVICES	31	-	-	(3,340,325)	(2,666,968)
3.04.01	Energy purchased for resale		-	-	(1,697,926)	(1,213,808)
3.04.02	Charges for the use of the power grid		-	-	(489,569)	(438,953)
3.04.03	Personnel and management		-	-	(434,413)	(415,810)
3.04.04	Pension and healthcare plans		-	-	(61,606)	10,802
3.04.05	Materials and supplies		-	-	(54,853)	(40,384)
3.04.06	Raw materials and supplies for electricity generation		-	-	(19,179)	(18,029)
3.04.07	Natural gas and supplies for the gas business		-	-	(104,417)	(101,954)
3.04.08	Third-party services		-	-	(176,756)	(161,865)
3.04.09	Depreciation and amortization		-	-	(280,229)	(272,035)
3.04.10	Other costs		-	-	(21,377)	(14,932)
3.05	GROSS OPERATING INCOME		-	-	1,209,110	1,464,792
3.06	OTHER INCOME (EXPENSES)		680,684	877,756	(215,181)	(253,752)
3.06.01	Sales expenses	31	-	-	(39,719)	(33,075)
3.06.02	General and administrative expenses	31	(9,618)	(9,859)	(237,492)	(223,256)
3.06.03	Interest income (expenses)	32	6,167	(4,645)	187,871	108,097
3.06.03.01	Interest income		92,160	96,476	371,711	267,586
3.06.03.02	Interest expenses		(85,993)	(101,121)	(183,840)	(159,489)
3.06.05	Other Operating Expenses	31	(15,643)	3,468	(191,370)	(132,763)
3.06.05.01	Other revenues (expenses), net		(15,643)	3,468	(191,370)	(132,763)
3.06.06	Equity in results of investees	15	699,778	888,792	65,529	27,245
3.07	OPERATING INCOME (LOSSES)		680,684	877,756	993,929	1,211,040
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS		680,684	877,756	993,929	1,211,040
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	7.d	(6,317)	(23,766)	(429,333)	(291,354)
3.11	DEFERRED INCOME TAX	7.d	1,510	(7,557)	139,479	(54,646)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	27	-	-	(28,198)	(18,607)
3.15	NET INCOME FOR THE PERIOD		675,877	846,433	675,877	846,433

	NET INCOME PER SHARE - in reais		2.4698	3.0931
The accompanying notes are an integral part of these quarterly financial statements.

5

Statements of Operations – Third Quarter Variations

For the quarters ended on September 30, 2010 and 2009

(In thousands of reais)

CODE	DESCRIPTION		Consolidated
		01/07/2010	01/01/2010	01/07/2009	01/01/2009
		to 30/09/2010	to 30/09/2010	to 30/09/2009	to 30/09/2009
3	STATEMENT OF OPERATIONS
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	2,587,903	7,217,360	2,225,315	6,442,727
3.01.01	Electricity sales to final customers	884,739	2,643,495	840,787	2,366,718
3.01.02	Electricity sales to distributors	345,611	1,090,691	350,298	1,004,022
3.01.03	Use of the power grid	1,201,720	3,060,999	912,593	2,683,036
3.01.04	Telecommunications revenues	33,619	94,553	26,885	76,096
3.01.05	Distribution of piped gas	78,359	226,815	66,428	195,386
3.01.06	Other operating revenues	43,855	100,807	28,324	117,469
3.02	DEDUCTIONS FROM GROSS REVENUES	(977,519)	(2,667,925)	(807,045)	(2,310,967)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	1,610,384	4,549,435	1,418,270	4,131,760
3.04	COST OF SALES AND/OR SERVICES	(1,063,095)	(3,340,325)	(962,093)	(2,666,968)
3.04.01	Energy purchased for resale	(529,278)	(1,697,926)	(449,626)	(1,213,808)
3.04.02	Charges for the use of the power grid	(140,696)	(489,569)	(174,289)	(438,953)
3.04.03	Personnel and management	(139,906)	(434,413)	(136,577)	(415,810)
3.04.04	Pension and healthcare plans	(20,929)	(61,606)	3,464	10,802
3.04.05	Materials and supplies	(22,179)	(54,853)	(13,869)	(40,384)
3.04.06	Raw materials and supplies for electricity generation	(8,297)	(19,179)	(4,617)	(18,029)
3.04.07	Natural gas and supplies for the gas business	(35,111)	(104,417)	(32,869)	(101,954)
3.04.08	Third-party services	(66,783)	(176,756)	(58,325)	(161,865)
3.04.09	Depreciation and amortization	(94,271)	(280,229)	(90,055)	(272,035)
3.04.10	Other costs	(5,645)	(21,377)	(5,330)	(14,932)
3.05	GROSS OPERATING INCOME	547,289	1,209,110	456,177	1,464,792
3.06	OTHER INCOME (EXPENSES)	(102,731)	(215,181)	(106,515)	(253,752)
3.06.01	Sales expenses	(14,278)	(39,719)	(8,651)	(33,075)
3.06.02	General and administrative expenses	(79,752)	(237,492)	(65,975)	(223,256)
3.06.03	Interest income (expenses)	48,041	187,871	13,936	108,097
3.06.03.01	Interest income	131,458	371,711	79,270	267,586
3.06.03.02	Interest expenses	(83,417)	(183,840)	(65,334)	(159,489)
3.06.05	Other Operating Expenses	(66,518)	(191,370)	(51,589)	(132,763)
3.06.05.01	Other revenues (expenses), net	(66,518)	(191,370)	(51,589)	(132,763)
3.06.06	Equity in results of investees	9,776	65,529	5,764	27,245
3.07	OPERATING INCOME (LOSSES)	444,558	993,929	349,662	1,211,040
3.09	INCOME (LOSSES) BEFORE TAXES/EQ. INVESTMENTS	444,558	993,929	349,662	1,211,040
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONT.	(132,836)	(429,333)	(62,927)	(291,354)
3.11	DEFERRED INCOME TAX	17,373	139,479	3,229	(54,646)
3.14	NON-CONTROLLING SHAREHOLDERS' INTERESTS	(12,872)	(28,198)	(5,595)	(18,607)
3.15	NET INCOME FOR THE PERIOD	316,223	675,877	284,369	846,433
The accompanying notes are an integral part of these quarterly financial statements.

6

Statement of Changes in Shareholders’ Equity

as of September 30, 2010

(In thousands of reais)

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total
Balance as of June 30, 2010	6,910,000	-	428,912	1,491,149	359,654	9,189,715
Net income for the quarter	-	-	-	-	316,223	316,223
Allocation proposed to the GSM:
Interest on capital	-	-	-	-	(85,000)	(85,000)
Balance as of September 30, 2010	6,910,000	-	428,912	1,491,149	590,877	9,420,938

	Stock	Capital	Legal	Retained	Accrued
	capital	reserves	reserve	earnings	earnings	Total
Balance as of December 31, 2009	4,460,000	838,340	428,912	3,102,809	-	8,830,061
Net income for the quarter	-	-	-	-	675,877	675,877
Stock capital increase	2,450,000	(838,340)	-	(1,611,660)	-	-
Allocation proposed to the GSM:
Interest on capital	-	-	-	-	(85,000)	(85,000)
Balance as of September 30, 2010	6,910,000	-	428,912	1,491,149	590,877	9,420,938
The accompanying notes are an integral part of these quarterly financial statements.

7

Statement of Cash Flows

for the periods ended on September 30, 2010 and 2009

(In thousands of reais)

	Note	Parent Company		Consolidated
		2010	2009	2010	2009

Cash flows from operating activities
Net income for the period		675,877	846,433	675,877	846,433

Adjustments for the reconciliation of net income with the generation of cash by operating activities:
Allowance for doubtful accounts	31.f	-	-	20,716	11,915
Depreciation	16	-	-	298,667	287,591
Amortization of intangible assets - concession and authorization	17	566	566	2,872	2,872
Amortization of intangible assets - other	17	-	-	2,243	2,517
Unrealized monetary and exchange variations, net		8,241	12,785	(29,870)	52,522
Result of equity in subsidiaries and investees	15	(699,778)	(888,792)	(65,529)	(27,245)
Deferred income tax and social contribution		(1,510)	7,557	(139,479)	54,646
Variations in regulatory assets and liabilities (CVA), net	8	-	-	272,310	(137,707)
Variations in other regulatory assets and liabilities, net		-	-	38,719	(4,412)
Reserve (reversal) for litigation	26	15,250	(3,499)	65,596	53,449
Provision (reversal) for post-employment benefits	22	-	-	20,868	(71,991)
Provision for R&D and energy efficiency	24	-	-	26,989	19,289
Write-off of investments	15	6	-	6	-
Write-off of property, plant, and equipment, net	16	-	-	17,606	14,552
Write-off of intangible assets, net	17	-	-	39	431
Noncontrolling shareholders' interests		-	-	28,198	18,607

Decrease (increase) in assets
Customers and distributors		-	-	(98,829)	(71,619)
Telecommunications services		-	-	(4,697)	(1,284)
Distribution of piped gas		-	-	(6,755)	4,686
Interest on shareholders' equity and dividends received from investees		90,898	721,347	15,670	13,065
Construction in progress		(10)	-	(15,517)	(22,461)
CRC transferred to State Government	6	-	-	96,821	98,226
Recoverable taxes		4,322	(12,729)	103,671	(72,225)
Inventories		-	-	(1,089)	(24,503)
Judicial deposits		(176,276)	694	(239,204)	28,357
Other receivables		(10)	1,374	(32,027)	(24,475)

Increase (decrease) in liabilities
Loans and financing - interest paid	18	(31,040)	(40,020)	(87,443)	(100,122)
Debentures - interest paid	19	(55,599)	(81,112)	(71,279)	(98,748)
Reserve for litigation	26	(2,318)	-	(24,405)	(18,440)
Suppliers		(152)	23	(21,166)	(17,973)
Taxes and social contribution		(61,441)	20,414	(69,225)	44,118
Payroll and labor accruals		(99)	(72)	(27,528)	25,018
Post-employment benefits		14	(6)	(12,406)	(10,132)
Regulatory charges		-	-	28,823	1,217
Research and development and energy efficiency		-	-	(8,409)	(24,392)
Other accounts payable		(15)	1	954	19,557
Noncontrolling shareholders' interests		-	-	(1,278)	(3,324)

Net cash provided (used) by operating activities		(233,074)	584,964	760,510	868,015

8

Statement of Cash Flows

for the periods ended on September 30, 2010 and 2009

(In thousands of reais)

(continued)
	Note	Parent Company		Consolidated
		2010	2009	2010	2009

Cash flows from investing activities
Bonds and securities		78,958	-	7,378	(23,788)
Collaterals and escrow accounts		-	(14)	501	3,261
Additions to investments	15	(126,146)	(150)	(150)	(151)
Additions to property, plant, and equipment	16	-	-	(668,802)	(655,824)
Additions to intangible assets	17	-	-	(69,860)	(18,391)
Customer contributions	16	-	-	45,446	47,076
Proceeds from sale of property, plant, and equipment	16	-	-	548	2,516

Net cash used by investing activities		(47,188)	(164)	(684,939)	(645,301)

Cash flows from financing activities
Paid-in stock capital in subsidiaries by non controlling shareholders	27	-	-	54,000	-
Loans and financing from third parties	18	-	-	430,059	141,811
Payment of the principal amount of loans and financing	18	-	-	(35,201)	(43,015)
Payment of the principal amount of debentures	19	-	(133,360)	(177,908)	(153,339)
Dividends and interest on capital paid		(169,262)	(248,276)	(175,437)	(267,814)

Net cash generated (used) by financing activities		(169,262)	(381,636)	95,513	(322,357)

Increase (decrease) in cash and cash equivalents		(449,524)	203,164	171,084	(99,643)

Cash and cash equivalents at the beginning of the period	4	479,044	318,455	1,696,152	1,813,576
Cash and cash equivalents at the end of the period	4	29,520	521,619	1,867,236	1,713,933

Variation in cash and cash equivalents		(449,524)	203,164	171,084	(99,643)
The accompanying notes are an integral part of these financial statements

Supplemental cash flow information

Income tax and social contribution paid on net income		-	5,422	350,507	305,977

9

NOTES TO THE QUARTERLY INFORMATION

as of September 30, 2010

(in thousands of reais, except where otherwise indicated)

1  Operations

Companhia Paranaense de Energia - COPEL (COPEL, the Company or the Parent Company) is a public company with shares traded on Corporate Governance Level 1 of the Special Listings of the São Paulo Stock, Commodities, and Futures Exchange (BM&FBOVESPA S.A.) and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, COPEL takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

COPEL’s wholly-owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A., and Copel Telecomunicações S.A.

COPEL Geração e Transmissão has a 51% stake in Consórcio Energético Cruzeiro do Sul, an independent power producer which won the concession for the Mauá Hydroelectric Power Plant.

The other companies controlled by COPEL are:  Companhia Paranaense de Gás – Compagas (51% owned by COPEL), Elejor – Centrais Elétricas do Rio Jordão S.A. (70% owned by COPEL), UEG Araucária Ltda. (20% owned by COPEL and 60% owned by COPEL Geração e Transmissão), Centrais Eólicas do Paraná Ltda. (30% owned by COPEL and 70% owned by COPEL Geração e Transmissão), Dominó Holdings S.A. (45%, controlled jointly with the other shareholders).

10

UEG Araucária, on December 28, 2006, signed a lease agreement with Petróleo Brasileiro S.A. - Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for periods which have been extended several times until December 31, 2011, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

2  Presentation of the Quarterly Information

Authorization for the publication of this quarterly report was granted at Meeting of the Board of Officers held on November 8, 2010.

The present quarterly information report is in accordance with the accounting practices adopted in Brazil, with the provisions of the Brazilian Corporate Law, as amended by Law no. 11,638/2007 and Law no. 11,941/2009, with the specific legislation enacted by ANEEL, and with the regulations of the Brazilian Securities and Exchange Commission (CVM).

Consolidation

COPEL has consolidated the financial statements of its wholly-owned subsidiaries and of the subsidiaries listed in Note 1.

The financial statements of jointly-controlled subsidiary Dominó Holdings have been adjusted to comply with COPEL’s accounting practices and have been proportionally consolidated, applying COPEL’s ownership percentage to each item of these statements.

All other subsidiaries observe the same accounting practices adopted by COPEL. The accounting practices adopted in the preparation of this quarterly report are consistent with those adopted in the financial statements as of December 31, 2009.

The dates of the financial statements of investees, which have been used for the calculation of the results of equity in these companies and for consolidation purposes, coincide with those of the Parent Company.

The Parent Company’s investments in its subsidiaries, their shareholders’ equities, as well as the balances of assets, liabilities, revenues, costs, and expenses arising from intercompany operations, have been eliminated upon consolidation, and the non controlling interests are shown separately in the balance sheets and in the statement of operations.

11

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant, and equipment in progress, proportionally to COPEL’s share in the consortium (Note 16.d).

The balance sheets and the statements of operations of the wholly-owned subsidiaries and other subsidiaries are featured in Note 36, and their statements of operations are featured in Note 37, reclassified for the purpose of ensuring consistency with the account classification adopted by COPEL.

We have not identified any adjustments which could have an impact on the Company’s income and on its shareholders’ equity as of September 30, 2009.

3  Changes in the Brazilian Accounting Practices

With the enactment of Law no. 11,638/2007, which has updated the Brazilian corporate legislation so as to bring the accounting practices adopted in Brazil closer to the International Financial Reporting Standards (IFRS), new technical accounting rules and pronouncements have been published, in compliance with the IFRS, by the Accounting Pronouncements Committee (CPC).

COPEL, pursuant to CVM Ruling no. 603/09, has chosen to present its quarterly information reports during 2010 in accordance with the accounting practices in effect until December 31, 2009 and to adjust the 2009 data according to these practices, for purposes of comparison, at least until the 2010 financial statements are presented.

The technical pronouncements issued by CPC and approved by CVM rulings, for mandatory application as of 2010, and the technical interpretations (ICPCs) applicable to COPEL, in light of its operations, are:

12

CPC / ICPC	Title
CPC 15	Business combinations
CPC 16	Inventories
CPC 18	Investments in subsidiaries and investees
CPC 19	Investments in Joint Ventures
CPC 20	Cost of loans
CPC 21	Interim statements
CPC 22	Information by segments
CPC 23	Accounting policies, changes in estimates, and error correction
CPC 24	Subsequent event
CPC 25	Provisions, contingent liabilities, and contingent assets
CPC 26	Presentation of financial statements
CPC 27	Property, Plant, and Equipment
CPC 30	Revenues
CPC 31	Noncurrent assets maintained for sale and discontinued operations
CPC 32	Taxes on income
CPC 33	Employee benefits
CPC 36	Consolidated statements
CPC 37	Initial adoption of international accounting standards (IFRS 1)
CPC 38	Financial instruments: recognition and measurement
CPC 39	Financial instruments: presentation
CPC 40	Financial instruments: evidence
CPC 43	Initial adoption of CPC Pronouncements 15 to 40
ICPC 01	Concession agreements (IFRIC 12)
ICPC 03	Complementary aspects of leasing operations (IFRIC 4, SIC 15, and SIC 27)
ICPC 08	Accounting for proposed dividend payments
ICPC 09	Individual financial statements, separate financial statements, consolidated financial statements, and application of the equity method
ICPC 10	Interpretation of the initial application to p., p.,& e. and investment assets of technical pronouncements CPCs 27,28,37, and 43

The Company is currently reviewing and quantifying the impacts of the changes introduced by these new pronouncements, given their complexity and scope. In the case of identification of adjustments resulting from the adoption of the new accounting practices as of January 1, 2010, COPEL will assess the effects these changes would have had on its 2009 financial statements, for purposes of comparison, as if they had been in effect since the beginning of the fiscal year ended of December 31, 2009.

4  Cash and Cash Equivalents

.
	Parent Company		Consolidated
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Cash and banks	2,107	1,819	58,903	64,287
Short term investments
Federal banks	27,413	119,259	1,805,440	1,408,863
Private banks	-	-	2,893	3,369
	27,413	119,259	1,808,333	1,412,232
	29,520	121,078	1,867,236	1,476,519

13

Short-term investments are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks; transactions with buyback commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it; and quotas in investment funds which hold government issued securities (managed by official banks). These investments have yielded on average 100% of the variation of the Interbank Deposit Certificate rate as of September 30, 2010 and June 30, 2010.

5  Customers and Distributors

		Not yet	Overdue for	Overdue for		Consolidated
		due	up to 90 days	over 90 days	Total
					30.09.2010	30.06.2010
Consumers
Residential		126,912	80,927	9,099	216,938	197,300
Industrial		137,503	20,623	37,181	195,307	169,194
Commercial		90,705	23,506	5,771	119,982	98,170
Rural		16,409	6,097	756	23,262	19,807
Government agencies		27,956	2,560	1,793	32,309	29,236
Public lighting		15,589	82	183	15,854	14,199
Public services		15,337	86	2	15,425	12,261
Unbilled supply		191,066	-	-	191,066	163,618
Installment receivables - current		86,645	3,814	14,555	105,014	105,211
Installment receivables - noncurrent		43,824	-	-	43,824	40,459
Low income customer rates		46,443	-	-	46,443	29,069
Penalties on overdue bills		3,373	3,395	3,587	10,355	10,854
State Government-"Luz Fraterna" Program		4,463	-	-	4,463	4,025
Other receivables		9,457	4,321	6,340	20,118	44,464
Other receivables - noncurrent		5,062	-	-	5,062	9,928
		820,744	145,411	79,267	1,045,422	947,795
Distributors
Electricity sales
CCEAR - auction		124,049	-	-	124,049	116,478
Bilateral contracts		27,304	-	123	27,427	30,099
Electricity sales - CCEE (Note 33)		22,696	-	126	22,822	55,660
Reimbursement to generation companies		1,242	-	21	1,263	100
		175,291	-	270	175,561	202,337
Charges for use of the power grid
Power grid		19,052	-	2,378	21,430	17,649
Basic Network and connection grid		15,051	323	498	15,872	21,538
		34,103	323	2,876	37,302	39,187
.
Allowance for doubtful accounts (a)		-	-	(74,321)	(74,321)	(64,830)
		1,030,138	145,734	8,092	1,183,964	1,124,489
30.09.2010	Current	981,252	145,734	8,092	1,135,078
Noncurrent		48,886	-	-	48,886
30.06.2010	Current	900,304	144,087	29,711		1,074,102
Noncurrent		50,387	-	-		50,387

14

a)     Allowance for doubtful accounts

COPEL’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

.		Additions/
	Consolidated	(reversals)	Write-offs		Consolidated
	31.12.2009			30.09.2010	30.06.2010
Consumers and distributors
Residential	6,245	8,774	-	15,019	13,064
Industrial	40,101	4,282	-	44,383	42,698
Commercial	5,863	7,086	(7)	12,942	7,227
Rural	185	(55)	-	130	74
Government agencies	1,272	235	(36)	1,471	1,388
Public lighting	149	1	-	150	153
Public services	-	2	-	2	2
Concession and permission holders	203	21	-	224	224
	54,018	20,346	(43)	74,321	64,830

 The applied criteria, in addition to taking into account management’s experience as far as the record of actual losses, also comply with the parameters recommended by ANEEL.

6  Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company again renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

15

Maturity of long-term installments

.
	Consolidated
	30.09.2010	30.06.2010
2011	14,620	28,319
2012	60,892	59,448
2013	64,942	63,401
2014	69,261	67,618
2015	73,867	72,115
2016	78,780	76,911
2017	84,019	82,026
2018	89,607	87,481
2019	95,566	93,299
2020	101,921	99,503
2021	108,700	106,121
2022	115,929	113,178
2023	123,639	120,705
After 2023	177,734	173,518
	1,259,477	1,243,643

Changes in CRC balances

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total
As of December 31, 2009	49,549	1,205,025	1,254,574
Interest	59,960	-	59,960
Monetary variation	1,377	95,550	96,927
Transfers	41,098	(41,098)	-
Amortization	(96,821)	-	(96,821)
As of September 30, 2010	55,163	1,259,477	1,314,640

	Current	Noncurrent	Consolidated
Balances	assets	assets	Total
As of December 31, 2008	47,133	1,272,770	1,319,903
Interest	63,162	-	63,162
Monetary variation	(155)	(16,998)	(17,153)
Transfers	37,047	(37,047)	-
Amortization	(98,226)	-	(98,226)
As of September 30, 2009	48,961	1,218,725	1,267,686

16

7  Taxes and Social Contribution

a)     Income Tax and Social Contribution

.
	Parent Company		Consolidated
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Current assets
Income tax and social contribution paid in advance	111,594	112,096	182,853	198,233

Current liabilities
Income tax and social contribution	-	-	139,471	122,569

 Amounts recorded as corporate income tax (IRPJ) and social contribution paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits.

b)     Deferred income and social contribution taxes

The Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

Taxes levied on the healthcare plan are being realized according to the actuarial assessment conducted annually by an independent actuary, pursuant to the rules set forth in CVM Instruction no. 371/2000. Deferred taxes on all other provisions will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, and do not lapse.

17

Deferred income and social contribution tax credits have been recorded as follows:

.
	Parent Company		Consolidated
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Current assets
Tax loss carryforwards	2,830	4,690	2,830	4,690
Pension and healthcare plans	-	-	5,146	5,151
Passive CVA	-	-	36,701	41,393
Other temporary additions	76	126	33,125	34,219
	2,906	4,816	77,802	85,453
Noncurrent assets
Tax loss carryforwards and negative tax basis	8,006	8,006	17,802	17,802
Pension and healthcare plans	-	-	122,247	121,164
Other temporary additions	-	-	-	-
Reserve for litigation	33,321	33,304	171,998	161,965
Reserve for doubtful accounts	1,478	1,478	29,031	25,723
Amortization of goodwill	17,509	17,444	20,300	20,235
Passive CVA	-	-	16,967	20,326
Provisions for regulatory liabilities	3,145	3,145	10,210	12,311
Provision for effects of network charges	-	-	6,922	6,922
FINAN provision	3,291	3,291	3,291	3,291
	66,750	66,668	398,768	389,739
(-) Current liabilities
Active CVA	-	-	48,492	62,006
Surplus power	-	-	156	-
	-	-	48,648	62,006
(-) Noncurrent liabilities
Temporary exclusions
Active CVA	-	-	5,961	8,878
TUSD, aquiculture, and irrigation rates	-	-	470	191
Gas supply	-	-	7,610	8,058
	-	-	14,041	17,127
	69,656	71,484	413,881	396,059

The Company’s Fiscal Council has reviewed and the Board of Directors has approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, discounted at present value, which points out to the realization of deferred taxes.  The consolidated estimated realizable amount for 2010 is negative on account of the realization of deferred income tax and social contribution liabilities. According to the estimate of future taxable income, the realization of deferred taxes is broken down below:

18

.			Parent Company			Consolidated
	Estimated	Actual	Estimated	Estimated	Actual	Estimated
	realizable	realized	realizable	realizable	realized	realizable
.	amount	amount	amount	amount	amount	amount
2010	5,625	4,102	-	(39,205)	(3,546)	-
2011	-	-	2,906	-	-	29,154
2012	-	-	18,207	-	-	85,209
2013	-	-	4,207	-	-	43,043
2014	-	-	4,160	-	-	42,856
2015	-	-	4,167	-	-	71,884
2016 to 2018	-	-	1,478	-	-	38,150
Until 2020	-	-	34,531	-	-	103,585
	5,625	4,102	69,656	(39,205)	(3,546)	413,881

 c)     Other taxes paid in advance and other taxes due

.
	Parent Company		Consolidated
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Current assets
ICMS (VAT) paid in advance (1)	-	-	31,384	30,902
PIS/Pasep and Cofins taxes paid in advance	-	-	70	1,342
Other taxes paid in advance	-	-	1,123	1,182
	-	-	32,577	33,426
Noncurrent assets
ICMS (VAT) paid in advance (1)	-	-	84,112	86,872
	-	-	84,112	86,872
Current liabilities
ICMS (VAT) payable	-	-	178,676	152,023
PIS/Pasep and Cofins payable	-	339	20,828	15,090
Tax Recovery Programs (2)	41,152	54,780	44,384	66,275
Other taxes	849	877	6,933	7,916
	42,001	55,996	250,821	241,304
Noncurrent liabilities
ICMS (VAT) payable	-	-	741	859
Tax Recovery Programs (2)	87,142	85,687	137,992	135,688
	87,142	85,687	138,733	136,547

1)     Recoverable ICMS (VAT)

The amounts recorded as recoverable ICMS (VAT) refer to credits from the acquisition of property, plant, and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

19

2)     Tax recovery programs

.						Parent Company
	Debt amount	Benefits - Law 11.941	SELIC Interest	Updated debt amount	Advance payment	Updated debt amount
Refis Program - INSS	35,068	-	-	35,068	-	35,068
.
Law no. 11.941/09
COFINS tax - lawsuit	196,839	(60,174)	8,573	145,238	(52,012)	93,226
	196,839	(60,174)	8,573	145,238	(52,012)	93,226
	231,907	(60,174)	8,573	180,306	(52,012)	128,294

.						Consolidated
	Debt amount	Benefits - Law 11.941	SELIC Interest	Updated debt amount	Advance payment	Updated debt amount
Refis Program - INSS	35,068	-	-	35,068	-	35,068
.
Law no. 11.941/09
IRPJ	42,538	(8,762)	1,996	35,772	(12,665)	23,107
CSLL	5,925	(1,460)	260	4,725	(1,764)	2,961
COFINS tax	43,956	(9,853)	2,001	36,104	(13,087)	23,017
PIS/Pasep taxes	9,543	(2,139)	434	7,838	(2,841)	4,997
COFINS tax - lawsuit	196,839	(60,174)	8,573	145,238	(52,012)	93,226
	298,801	(82,388)	13,264	229,677	(82,369)	147,308
	333,869	(82,388)	13,264	264,745	(82,369)	182,376

 The effects on the 2010 statement of operations, recorded as financial expenses, were R$ 7,251 under the Parent Company and R$ 11,482 under Consolidated (Note 32).

Social Security Tax Recovery Plan (REFIS INSS)

On December 16, 2000, COPEL signed up for the Tax Recovery Program (REFIS), established by Law no. 9,964, dated April 10, 2000, in order to pay in 60 monthly installments an outstanding debt to the National Social Security Institute (INSS) in the consolidated amount of R$ 82,540, retroactive to March 1, 2000. At the end of this period, a balance remained, pending a ruling by the fiscal authority regarding the right by COPEL to use certain tax credits, which were later rejected.

On September 14, 2006, COPEL switched to a new tax recovery program, called Special Installment Plan or PAEX, created under Provisional Measure no. 303/06, to pay off the remaining balance under REFIS taking advantage of the benefits of this plan (80% discount off the penalties imposed and 30% off interest due), resulting, according to Social Security's initial calculation, in the amount of R$ 37,782 to be paid in six installments, adjusted according to the SELIC interest rate. These installments have already been paid.

Nevertheless, in October 2006 the INSS indicated it planned to “restore” the interest charges that were waived under REFIS I, in the amount of R$ 38,600 (as of September 2006).

20

For purposes of provisioning, this amount has been restated and lowered 30%, given its nature of interest, pursuant to the benefit afforded under article 9 of Provisional Measure 303/96. Thus the provision in the amount of R$ 35,068 remains to cover the new INSS claims under PAEX.

Meanwhile, however, COPEL has disputed this claim, requesting that the calculations that supposedly justify it be disclosed. These calculations, which were concluded on August 11, 2010, and received by COPEL at the end of that month, adequately demonstrate the source of the remaining claim in the amount of R$ 17,735, retroactive to September 14, 2006, date of the Company’s switch to PAEX. Since then, it has been an outstanding debt to the National Treasury, whose collection has been suspended until the end of October 2010, the deadline for payment under penalty of exclusion from PAEX and loss of the discount benefits discussed previously herein.

COPEL, after reviewing the issue in light of the corresponding risks, has chosen to pay this debt, which amounted to R$ 25,730, net of the benefits accrued under REFIS. The corresponding accounting effects were recorded as of October 2010.

Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, COPEL was granted immunity from the levy of COFINS tax on power sales from 1995 until September 2001. Even though this ruling was final, the Federal Revenue Service (RFB) issued COPEL two notices for failure to collect COFINS tax:  on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. COPEL has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

As this lawsuit was reclassified as probable loss, in November 2009 COPEL chose to apply for the installment plan created under Law no. 11,941, dated May 27, 2009, to pay off the COFINS-related debt in connection with the two notices mentioned above. Since there has been a provision in connection with this lawsuit, in the amount of R$ 184,037, and in light of the reduced penalties afforded under Law no. 11,941/09, the original amount of this debt became R$ 136,665, which, restated according to the SELIC interest rate as of September 30, 2010 (pursuant to article 3, paragraph 3, of that law), totals R$ 145,238.

21

The Company also included in this installment plan fiscal debts owed by COPEL Distribuição in connection with income tax and social contribution in February 2004, and income tax in December 2007, March 2008, and April 2008, which amount to R$ 48,463. These taxes were paid through compensation statements, which have not been approved by RFB. Taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to Law no. 11,941/09), the amount of this debt as of September 30, 2010 was R$ 40,497. COPEL further included debts resulting from revised bases for calculation of PIS/PASEP and COFINS taxes for 2005 to 2008, in the amount of R$ 53,499, which, taking into account reduced penalties and restatement by the SELIC interest rate (pursuant to article 3, paragraph 3, of Law no. 11,941/09), amounted to R$ 43,942 as of September 30, 2010.

With the payment of installments and the accrual of SELIC interest as of September 30, 2010, pursuant to article 3, paragraph 3, of Law no. 11,941, the total outstanding debt is R$ 264,745.

As of the date of these statements, there has been no consolidation of installments by RFB.

COPEL has rigorously fulfilled its obligations in connection with these installment plans.

d)     Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	.
	Parent Company		Consolidated
	30.09.2010	30.09.2009	30.09.2010	30.09.2009
Income before IRPJ and CSLL	680,684	877,756	993,929	1,211,040
IRPJ and CSLL (34%)	(231,433)	(298,437)	(337,936)	(411,754)
Tax effects on:
Interest on capital	28,900	57,120	30,187	57,120
Dividends	15	64,198	15	2,444
Equity in results of investees	197,693	145,779	20,979	6,818
Nondeductible expenses	-	-	(2,737)	(764)
Tax incentives	-	-	1,999	2,803
Other	18	17	(2,361)	(2,667)
Current IRPJ and CSLL	(6,317)	(23,766)	(429,333)	(291,354)
Deferred IRPJ and CSLL	1,510	(7,557)	139,479	(54,646)
Actual rate - %	0.7%	3.6%	29.2%	28.6%
IRPJ = Corporate income tax
CSLL = Social contribution on net income

22

8  Deferred Regulatory Assets - CVA

The regulatory assets and liabilities accounts (CVA) record variations of the following Portion A cost items, as approved at the time of the annual rate reviews and as actually disbursed by companies during the year: Purchase of Power (Bilateral Contracts, Itaipu, and Auctions), Power Transport Costs (Transport of Power from Itaipu and Basic Network Charges), and Power Sector Charges – Fuel Consumption Account (CCC) quota; Energy Development Account (CDE) quota; System Service Charges (ESS); and Program of Incentives for Alternative Energy Sources (Proinfa) quotas.

Under Resolution no. 1.015, dated June 22, 2010, ANEEL authorized COPEL Distribuição to apply, as of June 24, 2010, an average rate increase of 9.74% to its rates for sales to final customers, of which 6.88% correspond to the annual rate review and 2.86% correspond to financial components, including the CVA regulatory asset, which amounts to R$ 49,490, composed of two installments: CVA being processed for rate year 2009-2010, in the amount of R$ 32,938, and CVA balance from previous years to be offset, in the amount of R$ 16,552.

COPEL expects that the amounts classified as long-term assets will be recovered by June 2012.

Breakdown of CVA balances

	Current		Noncurrent
Consolidated	assets		assets
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Recoverable CVA variations, 2010 tariff adjustment
Fuel Consumption Account - CCC	47,637	63,516	-	-
Use of transmission installations (Basic Network)	31,307	41,742	-	-
Electricity purchased for resale (Itaipu)	31,293	41,724	-	-
Energy Development Account - CDE	7,830	10,440	-	-
Incentives to Alternative Energy Sources - PROINFA	7,461	9,948	-	-
Electricity purchased for resale (CVA Energy)	9,517	12,690	-	-
Transmission of electricity purchased from Itaipu	1,734	2,312	-	-
	136,779	182,372	-	-
Recoverable CVA variations, 2011 tariff adjustment
Fuel Consumption Account - CCC	3,318	-	9,953	10,723
Use of transmission installations (Basic Network)	1,669	-	5,007	10,021
Electricity purchased for resale (Itaipu)	-	-	-	3,312
Energy Development Account - CDE	537	-	1,610	1,752
Incentives to Alternative Energy Sources - PROINFA	77	-	231	-
Transmission of electricity purchased from Itaipu	243	-	731	302
	5,844	-	17,532	26,110
	142,623	182,372	17,532	26,110

23

	Current		Noncurrent
Consolidated	liabilities		liabilities
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
CVA variations subject to offsetting, 2010 tariff adjustment
Charges for system services - ESS	60,651	80,868	-	-
Electricity purchased for resale (CVA Energy)	30,658	40,877	-	-
	91,309	121,745	-	-
CVA variations subject to offsetting, 2011 tariff adjustment
Electricity purchased for resale (Itaipu)	1,141	-	3,423	-
Charges for system services - ESS	2,559	-	7,678	10,250
Electricity purchased for resale (CVA Energy)	12,934	-	38,802	49,534
	16,634	-	49,903	59,784
	107,943	121,745	49,903	59,784

Changes in the CVA

.	Balance as of					Balance as of
	31.12.2009	Deferral	Amortization	Restatement	Transfers	30.09.2010
Assets
Fuel Consumption Account - CCC	41,814	40,250	(24,591)	3,435	-	60,908
Use of transmission installations (Basic Network)	57,606	10,547	(33,175)	3,005	-	37,983
Electricity purchased for resale (Itaipu)	95,120	(5,367)	(62,651)	4,191	-	31,293
Charges for system services - ESS	17,038	-	(18,006)	968	-	-
Energy Development Account - CDE	11,799	6,585	(9,209)	802	-	9,977
Incentives to Alternative Sources - PROINFA	11,490	9,562	(14,194)	911	-	7,769
Electricity purchased for resale (CVA Energy)	79,285	(59,552)	(9,876)	(340)	-	9,517
Transmission of electricity purchased from Itaipu	3,311	1,508	(2,306)	195	-	2,708
	317,463	3,533	(174,008)	13,167	-	160,155
Current	218,500	(9,353)	(174,008)	12,253	95,231	142,623
Noncurrent	98,963	12,886	-	914	(95,231)	17,532
Liabilities
Electricity purchased for resale (Itaipu)	-	4,639	-	(75)	-	4,564
Charges for system services - ESS	50,040	38,181	(21,247)	3,914	-	70,888
Electricity purchased for resale (CVA Energy)	-	91,002	(10,740)	2,132	-	82,394
	50,040	133,822	(31,987)	5,971	-	157,846
Current	25,020	58,610	(31,987)	4,060	52,240	107,943
Noncurrent	25,020	75,212	-	1,911	(52,240)	49,903

24

9  Bonds and Securities

Financial agent	Type of investment	Maturity	Index	Consolidated
				30.09.2010	30.06.2010
Bradesco (1)	Buyback operation	02.2012	CDI	501	488
Banco do Brasil	LFT	07.03.2012	SELIC	5,174	5,043
Banco do Brasil	LFT	16.03.2011	SELIC	22,091	21,530
Banco do Brasil	LTN	01.01.2011	10.42%	5,989	5,838
Bradesco (2)	LFT	15.06.2011	SELIC	31,178	9,447
Bradesco (2)	LFT	07.09.2013	SELIC	40,020	-
Bradesco (1)	Buyback operation	02.2012	SELIC	4,222	4,115
Bradesco (1)	CDB	07.2012	CDI	5,260	-
Caixa Econômica Federal (3)	CDB	16.01.2015	CDI	909	887
Bradesco (1)	CDB	14.11.2011	CDI	29	-
Bradesco				115,373	47,348
			Current	10,921	5,490
			Noncurrent	104,452	41,858
LFT - Financial Treasury Bonds
LTN - National Treasury Bonds

1)     Collaterals for the settlement of transactions at the Electric Energy Trading Chamber (CCEE).

2)     Collaterals for COPEL Geração e Transmissão’s participation at ANEEL auctions.

3)     Collaterals for Agreements for Energy Trade on the Regulated Power Market (“Contratos de Comercialização de Energia no Ambiente Regulado” or CCEARs) at CCEE.

10         Collaterals and Escrow Accounts

		Parent Company	Consolidated
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Current assets
Escrow accounts	171	167	118,848	116,109
	171	167	118,848	116,109
Noncurrent assets
Collateral under STN agreement (Note 18.b)	-	-	27,216	28,940
	-	-	27,216	28,940
.

There is a sum of R$ 23,582 invested in Unibanco S.A., restated as of September 30, 2010 (R$ 23,270 as of June 30, 2010), yielding 102% of the variation of the DI rate on average, in a reserve account set up to secure a debt to BNDES Participações S.A. - BNDESPAR, in connection with the issue of ELEJOR debentures, pursuant to a Private Agreement on Revenue Attachment and Other Covenants.

25

As of the end of September 2010, there remains a balance in this investment on hold, on account of the legal and bureaucratic steps of the settlement process with BNDESPAR which are currently under way; it might take some time before these credits are fully released and available.

There are R$ 63,974, restated as of September 30, 2010 (R$ 62,347 as of June 30, 2010),  invested in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up to secure to ANEEL the construction of the Mauá Power Plant by COPEL Geração e Transmissão.

The remaining deposits meet the requirements of the Electric Energy Trading Chamber (CCEE) and are tied to the operations conducted at power auctions, CCEE settlements, or ANEEL auctions.

11         Other Receivables

	Consolidated
	30.09.2010	30.06.2010
Current assets
Advance payments	21,676	15,245
Advance payments to employees	19,359	20,583
Lease of the Araucária Thermal Power Plant	10,041	2,169
Decommissioning in progress	6,244	5,444
Installment plan for Onda Provedor de Serviços	4,348	4,348
Recoverable salaries of transferred employees	3,891	3,811
Purchase of fuel with CCC funds	2,531	531
Advance payments to suppliers	1,899	1,876
Sale of property and rights	1,760	3,624
Services to third-parties	1,318	3,664
Reserve for doubtful accounts	(10,020)	(9,817)
Other receivables	4,366	4,080
	67,413	55,558
Noncurrent assets
Advance payments to suppliers	10,662	10,800
Sale of property and rights	4,173	4,263
Compulsory loans	2,787	3,942
Other receivables	539	539
	18,161	19,544

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely, and to an unrealizable amount mostly comprising wages of loaned employees.

26

12         Inventories

Consolidated				Construction in
		Operation/Maintenance		progress - inventories
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Copel Geração e Transmissão	7,708	8,685	16,125	15,856
Copel Distribuição	75,756	78,544	164,184	202,629
Copel Telecomunicações	10,549	9,487	14,326	14,751
Compagás	1,266	1,217	7,919	9,178
Elejor	-	-	2,696	1,860
	95,279	97,933	205,250	244,274

 13         Judicial Deposits

Consolidated	Total	Deposits tied to	Noncurrent	Noncurrent
	judicial deposits	litigation	assets	assets
			30.09.2010	30.06.2010
Labor claims	71,174	(29,593)	41,581	39,694
.
Civil claims
Suppliers	73,397	(34,655)	38,742	38,742
Civil claims	15,158	(10,885)	4,273	5,332
Easements	2,319	-	2,319	2,386
Customers' tariff litigation	1,576	(1,172)	404	225
	92,450	(46,712)	45,738	46,685
.
Tax claims	230,409	(31,264)	199,145	199,056
.
Other	4,174	-	4,174	357
	398,207	(107,569)	290,638	285,792

Parent Company	Total	Deposits tied to	Noncurrent	Noncurrent
	judicial deposits	litigation	assets	assets
			30.09.2010	30.06.2010
Tax claims	229,230	(31,214)	198,016	198,016
.
Other	-	-	-	289
	229,230	(31,214)	198,016	198,305

Escrow deposits have been classified under Reserve for Litigation and are detailed in Note 26.

27

14         Receivables from Related Parties

	Parent Company		Consolidated
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
Investees
Dividends and/or interest on capital
Dona Francisca Energética	43	28	44	28
Sanepar	-	-	3,684	3,684
.	43	28	3,728	3,712
Subsidiaries
Copel Geração e Transmissão
Dividends and/or interest on capital	515,121	473,108	-	-
	515,121	473,108	-	-
Copel Distribuição
Dividends and/or interest on capital	206,481	206,481	-	-
Transferred financing - STN (a)	60,757	63,832	-	-
Loan agreement (b)	701,077	686,736	-	-
	968,315	957,049	-	-
Copel Telecomunicações
Dividends and/or interest on capital	6,671	1,156	-	-
	6,671	1,156	-	-
Compagas
Dividends and/or interest on capital	1,330	2,285	-	-
	1,330	2,285	-	-
Elejor
Loan agreement (c)	287,916	279,863	-	-
	287,916	279,863	-	-
Centrais Eólicas do Paraná
Dividends and/or interest on capital	1,920	1,920	-	-
	1,920	1,920	-	-
Dominó Holdings
Dividends and/or interest on capital	3,715	3,715	-	-
	3,715	3,715	-	-
.
	1,784,988	1,719,096	-	-
	1,785,031	1,719,124	3,728	3,712
Current assets - Dividends receivable	735,281	688,693	3,728	3,712
Noncurrent assets - investees and subsidiaries	1,049,750	1,030,431	-	-

a)     Transferred financing - STN

The Company transferred existing loans and financing to its wholly-owned subsidiaries at the time of their constitution in 2001. Nevertheless, since the agreements for transfer to the respective subsidiaries have not been formalized before the financial institutions, these amounts are also recorded under the Parent Company.

These loans and financing are transferred with the same interest and charges agreed by the Parent Company and are shown separately as receivables from the wholly-owned subsidiaries, and as loans and financing liabilities owed by the subsidiaries. (Note 18.b).

28

b)    Loan Agreement – COPEL Distribuição

On February 27, 2007, ANEEL approved the loan agreement signed by COPEL (lender) and COPEL Distribution (borrower), in the amount of R$ 1,100,000. This loan has a five-year term, bearing interest corresponding to 104% of the DI rate, and its funds were used in the expenditure program for the concession and in the payment of debentures transferred to COPEL Distribution, which were due on March 1, 2007.

c)     ELEJOR Loan Agreement

On April 7, 2004, COPEL signed a loan agreement with Elejor, to ensure the continuity of the construction of the power plants that make up the Fundão-Santa Clara Power Complex; the agreement provides for payment in 120 monthly and consecutive payments, plus prorated interest corresponding to 3.198% a year and a spread equivalent to the variation of the Interbank Deposit Certificate Rate (CDI), as from the date of each transfer. The loan’s grace period was extended to February 2016, in the second amendment to the ELEJOR Shareholders’ Agreement, on April 18, 2005.

15         Investments

Main information about COPEL’s investees and subsidiaries

	Shares or quotas			COPEL's	Paid-in		Net
	held by COPEL			stake	stock	Shareholders'	income
	Common	Preferred	Quotas	%	capital	equity (2)	(losses) (2)
							30.09.2010
Investees
Sanepar	51,797,823	12,949,456	-	34.75	374,268	908,842	63,257
Sercomtel - Telecom.	9,018,088	4,661,913	-	45.00	246,896	96,645	8,061
Foz do Chopim	-	-	8,227,542	35.77	23,000	46,447	21,196
Dona Francisca (1)	153,381,798	-	-	23.03	66,600	212,988	138,003
Sercomtel Celular	9,018,029	4,661,972	-	45.00	33,540	-	(3,785)
Dois Saltos Empreend. (1)	-	-	300,000	30.00	1,000	1,000	-
Copel Amec (1)	-	-	48,000	48.00	100	324	11
Carbocampel (1)	1,336,742	-	-	49.00	2,897	2,508	(39)
Escoelectric Ltda. (1)	-	-	3,220,000	40.00	8,050	(2,949)	1,310
Subsidiaries
Copel Geração e Transm.	3,400,378,051	-	-	100.00	3,505,994	4,012,771	459,322
Copel Distribuição	2,171,927,626	-	-	100.00	2,624,841	3,284,333	108,666
Copel Telecomunicações	194,754,542	-	-	100.00	194,755	238,549	25,581
Compagas	5,712,000	11,424,000	-	51.00	135,943	226,029	39,203
Elejor	42,209,920	-	-	70.00	69,450	313,340	31,804
UEG Araucária	-	-	565,951,934	80.00	707,440	648,502	(2,763)
Centrais Eólicas (1)	-	-	3,061,000	100.00	3,061	4,059	998
Dominó Holdings (1)	113,367,832	-	-	45.00	251,929	710,163	45,903

(1) Unaudited by independent auditors
(2) Shareholders' equity and net income adjusted to COPEL's accounting practices

29

Changes to the investments in investees and subsidiaries

Parent Company			Additions	Proposed
	Balance as of	Equity	and	dividends		Balance as of
	31.12.2009	pick-up	AFCI	and IOC	Write-offs	30.09.2010
Investees
Sercomtel S.A. - Telecomunicações	75,790	3,627	-	-	-	79,417
Sercomtel Telecom. - Impairment (a)	(35,927)	-	-	-	-	(35,927)
Dona Francisca Energética S.A.	19,616	31,782	-	(2,346)	-	49,052
Foz do Chopim Energética Ltda.	16,616	7,581	-	(7,583)	-	16,614
Carbocampel S.A.	1,117	29	83	-	-	1,229
Dois Saltos Empreend. Geração Ener. Eletr. Ltda.	300	-	-	-	-	300
Copel Amec S/C Ltda.	154	6	-	-	-	160
Escoelectric Ltda.	(1,704)	524	-	-	-	(1,180)
Escoelectric Ltda. - AFCI	1,025	-	63	-	-	1,088
Sercomtel Celular S.A.	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment (a)	(6,195)	-	-	-	-	(6,195)
	76,987	43,549	146	(9,929)	-	110,753
Subsidiaries
Copel Geração e Transmissão S.A.	3,661,700	459,322	-	(108,251)	-	4,012,771
Copel Distribuição S.A.	3,175,667	108,666	-	-	-	3,284,333
Copel Telecomunicações S.A.	219,456	25,581	-	(6,488)	-	238,549
Dominó Holdings S.A. (b)	302,584	20,657	-	(3,668)	-	319,573
(-) Negative goodwill - Dominó Holdings (b)	(74,402)	-	-	-	-	(74,402)
UEG Araucária Ltda.	130,253	(553)	-	-	-	129,700
Cia. Paranaense de Gás - Compagas	96,611	19,993	-	(1,329)	-	115,275
Elejor - Centrais Elétricas do Rio Jordão S.A.	71,075	22,263	-	-	-	93,338
Elejor - Centrais Elétricas do Rio Jordão - AFCI	-	-	126,000	-	-	126,000
Centrais Eólicas do Paraná Ltda.	1,153	300	-	(235)	-	1,218
	7,584,097	656,229	126,000	(119,971)	-	8,246,355
Other investments
Amazon Investment Fund - FINAM	2,455	-	-	-	-	2,455
Northeast Investment Fund - FINOR	859	-	-	-	-	859
Investco S.A.	7,903	-	-	-	-	7,903
Other investments	2,412	-	-	-	(6)	2,406
	13,629	-	-	-	(6)	13,623
	7,674,713	699,778	126,146	(129,900)	(6)	8,370,731
AFCI - advance for future capital increase

30

Parent Company				Proposed
	Balance as of	Equity		dividends	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	30.09.2009
Investees
Sercomtel - Telecomunicações	84,886	(3,815)	-	-	81,071
Sercomtel Telecom. - Impairment	(18,301)	-	-	-	(18,301)
Foz do Chopim	16,519	7,241	-	(7,190)	16,570
Dona Francisca	10,332	4,525	-	-	14,857
Carbocampel	(69)	(17)	-	-	(86)
Carbocampel - AFCI	1,059	-	150	-	1,209
Dois Saltos Empreend.	300	-	-	-	300
Copel Amec	149	5	-	-	154
Escoelectric	(1,027)	(913)	-	-	(1,940)
Escoelectric - AFCI	1,025	-	-	-	1,025
Sercomtel Celular	6,195	-	-	-	6,195
Sercomtel Celular - Impairment	(6,195)	-	-	-	(6,195)
	94,873	7,026	150	(7,190)	94,859
Subsidiaries
Copel Geração e Transmissão	3,628,961	478,378	-	(136,000)	3,971,339
Copel Distribuição	3,042,285	337,101	-	(124,000)	3,255,386
Copel Telecomunicações	203,924	19,045	-	(8,000)	214,969
Dominó Holdings	286,745	18,562	-	(3,397)	301,910
(-) Negative goodwill - Dominó Holdings	(74,402)	-	-	-	(74,402)
UEG Araucária	132,225	(336)	-	-	131,889
Compagas	86,803	13,843	-	(3,665)	96,981
Elejor	54,450	15,054	-	(9)	69,495
Centrais Eólicas do Paraná	2,603	119	-	-	2,722
	7,363,594	881,766	-	(275,071)	7,970,289
Other investments
Amazon Investment Fund - FINAM	3,211	-	-	-	3,211
Northeast Investment Fund - FINOR	836	-	-	-	836
Investco S.A.	7,903	-	-	-	7,903
Other investments	2,412	-	-	-	2,412
	14,362	-	-	-	14,362
	7,472,829	888,792	150	(282,261)	8,079,510
31

Consolidated			Additions	Proposed
	Balance as of	Equity	and	dividends			Balance as of
	31.12.2009	pick-up	AFCI	and IOC	Other		30.09.2010
Investees
Sanepar	298,153	21,980	-	(4,334)	-		315,799
Dona Francisca	19,616	31,782	-	(2,346)	-		49,052
Sercomtel - Telecomunicações	75,790	3,627	-	-	-		79,417
Sercomtel Telecom. - Impairment (a)	(35,927)	-	-	-	-		(35,927)
Foz do Chopim	16,616	7,581	-	(7,583)	-		16,614
Carbocampel	1,117	29	83	-	-		1,229
Dois Saltos Empreend.	300	-	-	-	-		300
Copel Amec	154	6	-	-	-		160
Escoelectric	(1,704)	524	-	-	-		(1,180)
Escoelectric - AFCI	1,025	-	63	-	-		1,088
Sercomtel Celular	6,195	-	-	-	-		6,195
Sercomtel Celular - Impairment (a)	(6,195)	-	-	-	-		(6,195)
	375,140	65,529	146	(14,263)	-		426,552
Other investments
Investco S.A.	7,903	-	-	-	-		7,903
Amazon Investment Fund - FINAM	2,455	-	-	-	-		2,455
Northeast Investment Fund - FINOR	859	-	-	-	-		859
Assets assigned for future use	5,597	-	-	-	(15)	(1)	5,582
Other investments	3,611	-	4	-	(6)	(2)	3,609
	20,425	-	4	-	(21)		20,408
	395,565	65,529	150	(14,263)	(21)		446,960
(1) Transfer to intangible assets in progress
(2) Write-off of stake in ASMAE

Consolidated			Additions Proposed		Transfers
	Balance as of	Equity	and	dividends	to/from p., p., &e.	Balance as of
	31.12.2008	pick-up	AFCI	and IOC	in progress	30.09.2009
Investees
Sanepar	281,524	20,219	-	(4,188)	-	297,555
Sercomtel - Telecomunicações	84,886	(3,815)	-	-	-	81,071
Sercomtel Telecom. - Impairment	(18,301)	-	-	-	-	(18,301)
Foz do Chopim	16,519	7,241	-	(7,190)	-	16,570
Dona Francisca	10,332	4,525	-	-	-	14,857
Carbocampel	(69)	(17)	-	-	-	(86)
Carbocampel - AFCI	1,059	-	150	-	-	1,209
Escoelectric	(1,027)	(913)	-	-	-	(1,940)
Escoelectric - AFCI	1,025	-	-	-	-	1,025
Dois Saltos Empreend.	300	-	-	-	-	300
Copel Amec	149	5	-	-	-	154
Sercomtel Celular	6,195	-	-	-	-	6,195
Sercomtel Celular - Impairment	(6,195)	-	-	-	-	(6,195)
	376,397	27,245	150	(11,378)	-	392,414
Other investments
Investco S.A.	7,903	-	-	-	-	7,903
Amazon Investment Fund - FINAM	3,211	-	-	-	-	3,211
Northeast Investment Fund - FINOR	836	-	-	-	-	836
Assets assigned for future use	3,821	-	-	-	(13)	3,808
Other investments	3,770	-	1	-	(160)	3,611
	19,541	-	1	-	(173)	19,369
	395,938	27,245	151	(11,378)	(173)	411,783

32

a)     Asset impairment

The conclusion in December 2009 of impairment tests on COPEL’s assets, based, when applicable, on the same assumptions mentioned in the Property, Plant, and Equipment note (Note 16.c),  indicated, with an adequate level of certainty, that a part of the assets in Sercomtel Telecomunicações S/A (R$ 35,927) and Sercomtel Celular S/A (R$ 6,195) were valued above their recoverable amount, thus requiring the accrual of corresponding losses due to impossibility of recovering these amounts through future profits by these companies.

No need to record provisions for devaluation of investments was identified for the remaining assets of the Company.

b)    Dominó Holdings

On January 14, 2008, COPEL became the holder of 45% of the share capital of Dominó Holdings S.A., by acquiring a 30% interest held by Sanedo Participações Ltda. for R$ 110,226, with an approximate discount of R$ 74,402, based on the expected future profitability of the company. Upon consolidation of the balance sheets, this discount was reclassified to Deferred Revenues, under Long-Term Liabilities.

With this acquisition, COPEL acquired control of the company in cooperation with the remaining shareholders. Dominó Holdings has been consolidated into COPEL’s balance sheets proportionally to the Company’s interest in it.

The main items of assets, liabilities, and the statement of operations of Dominó Holdings, as well as the corresponding consolidated shares, are shown below:

33

Dominó Holdings S.A.					Balances as of 30.09.2010
	Full amounts	Revaluation reserve (1)	Equity evaluation adjustment (1)	Adjusted balance	COPEL's stake (45%)
.
ASSETS	774,646	(43,209)	(12,986)	718,451	323,298
Current assets	11,189	-	-	11,189	5,034
Noncurrent assets	763,457	(43,209)	(12,986)	707,262	318,264
.
LIABILITIES	774,646	(43,209)	(12,986)	718,451	323,298
Current liabilities	8,281	-	-	8,281	3,725
Noncurrent liabilities	7	-	-	7	-
Shareholders' equity	766,358	(43,209)	(12,986)	710,163	319,573

STATEMENT OF OPERATIONS
Operating expenses	(2,207)	-	-	(2,207)	(993)
Interest income (expenses)	(730)	-	-	(730)	(328)
Equity in results of investees	44,346	1,547	2,951	48,844	21,980
Provision for IR and CSLL	(4)	-	-	(4)	(2)
Net income for the period	41,405	1,547	2,951	45,903	20,657
.
(1) Balances have been adjusted due to accounting practices not adopted by the Parent Company

c)     Centrais Eólicas

The Company held a 30% interest in Centrais Eólicas do Paraná (Ceopar). On September 6, 2007, COPEL acquired, through COPEL Generation and Transmission, the remaining 70% interest held by Wobben Windpower Indústria e Comércio Ltda., thus becoming the holder of 100% of the share capital of Ceopar. This transaction resulted in a discount of R$ 592, which was reclassified upon consolidation to Deferred Revenues, under Long-Term Liabilities.

As part of the ongoing restructuring of COPEL, the incorporation of Centrais Eólicas do Paraná, with transfer of its assets and liabilities to COPEL Geração e Transmissão, has been submitted to ANEEL for authorization.

34

16         Property, Plant, and Equipment

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	depreciation	net value	Cost	depreciation	net value
			30.09.2010			30.06.2010
In service (a)
Copel Geração e Transmissão	5,370,177	(2,298,883)	3,071,294	5,349,037	(2,266,488)	3,082,549
Copel Distribuição	5,691,218	(2,607,629)	3,083,589	5,584,672	(2,556,772)	3,027,900
Copel Telecomunicações	399,545	(254,687)	144,858	398,998	(246,746)	152,252
Compagas	209,199	(57,972)	151,227	197,582	(55,508)	142,074
Elejor	606,895	(75,369)	531,526	606,822	(71,272)	535,550
UEG Araucária	663,017	(163,709)	499,308	661,978	(155,482)	506,496
Centrais Eólicas do Paraná	4,129	(2,788)	1,341	4,129	(2,736)	1,393
	12,944,180	(5,461,037)	7,483,143	12,803,218	(5,355,004)	7,448,214
Construction in progress
Copel Geração e Transmissão	655,858	-	655,858	617,879	-	617,879
Copel Distribuição	528,522	-	528,522	532,928	-	532,928
Copel Telecomunicações	60,291	-	60,291	47,003	-	47,003
Compagas	30,751	-	30,751	34,962	-	34,962
Elejor	9,937	-	9,937	9,204	-	9,204
UEG Araucária	527	-	527	1,104	-	1,104
	1,285,886	-	1,285,886	1,243,080	-	1,243,080
	14,230,066	(5,461,037)	8,769,029	14,046,298	(5,355,004)	8,691,294
Special liabilities (b)
Copel Geração e Transmissão	(187)	-	(187)	(187)	-	(187)
Copel Distribuição	(1,039,545)	100,184	(939,361)	(1,026,230)	87,955	(938,275)
	(1,039,732)	100,184	(939,548)	(1,026,417)	87,955	(938,462)
.
	13,190,334	(5,360,853)	7,829,481	13,019,881	(5,267,049)	7,752,832

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation, transmission, distribution, and sale of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession.

Financial charges and interest on loans from third-parties for investments in construction in progress have been recorded through transfers to Property, Plant, and Equipment in Progress, for a total of R$ 9,988 as of September 30, 2010 (R$ 2,495 as of September 30, 2009).

35

Changes in property, plant, and equipment

	Property, plant, and equipment		Special	Consolidated
Balances	in service	in progress	liabilities	Total
As of December 31, 2009	7,259,224	1,199,255	(930,047)	7,528,432
Expenditure program	-	668,802	-	668,802
Transfer to P.,P.,&E. in service	582,174	(582,174)	-	-
Depreciation quotas in the statement of operations	(334,612)	-	35,945	(298,667)
Depreciation quotas - Pasep/Cofins tax credits	(7,977)	-	-	(7,977)
Write-offs	(15,141)	(2,465)	-	(17,606)
Sale of P.,P.,&E.	(548)	-	-	(548)
Customer contributions	-	-	(45,446)	(45,446)
Transfers between P.,P.,&E. and intangible assets	20	-	-	20
Transfer of assets assigned for sale	3	-	-	3
Supplemental provisions for contingencies	-	2,468	-	2,468
As of September 30, 2010	7,483,143	1,285,886	(939,548)	7,829,481

	Property, plant, and equipment		Special	Consolidated
Balances	in service	in progress	liabilities	Total
As of December 31, 2008	7,071,350	894,082	(916,757)	7,048,675
Reclass. of additions to Cons. Cruzeiro do Sul	-	160	-	160
Expenditure program	-	655,824	-	655,824
Transfer to P.,P.,&E. in service	424,995	(424,995)	-	-
Depreciation quotas in the statement of operations	(320,222)	-	32,631	(287,591)
Depreciation quotas transf. to P.,P.,&E. in progress	(8,054)	8,054	-	-
Write-offs	(9,607)	(4,945)	-	(14,552)
Sale of P.,P.,&E.	(2,516)	-	-	(2,516)
Customer contributions	-	-	(47,076)	(47,076)
Transfers of assets assigned for future use	18	(5)	-	13
Transfers between P.,P.,&E. and intangible assets	237	-	-	237
Supplemental provisions for contingencies	-	9,287	-	9,287
As of September 30, 2009	7,156,201	1,137,462	(931,202)	7,362,461

36

Depreciation rates

.
	%	.
Generation
General equipment	10.00
Generators	3.30
Reservoirs, dams, and headrace channels	2.00
Hydraulic turbines	2.50
Gas and steam turbines	5.00
Water cooling and treatment facilities	5.00
Gas conditioning equipment	5.00
Transmission
System structure and conductors < 69 kV	5.00
System structure and conductors => 69 kV and power transformers	2.50
General equipment	10.00
Reconnectors	4.30
Distribution
System structure and conductors => 69 kV	2.50
System structure and conductors < 69 kV and distribution transformers	5.00
Capacitor boards < 69 kV	6.70
Capacitor boards => 69 kV	5.00
General equipment	10.00
Central administration
Facilities	4.00
Office machinery and equipment	10.00
Furniture and implements	10.00
Vehicles	20.00
Telecommunications
Power and transmission equipment (telecommunications)	10.00
Overhead and underground cabling, wiring, and private switching center	10.00
Natural gas supply
Gas pipelines	3.30
Gas pipeline operating equipment	10.00

a) Property, plant, and equipment in service by nature of asset

		Accumulated	Consolidated		Accumulated	Consolidated
	Cost	Depreciation	net value	Cost	Depreciation	net value
			30.09.2010			30.06.2010
Machinery and equipment	8,859,845	(3,768,532)	5,091,313	8,733,856	(3,690,059)	5,043,797
Reservoirs, dams, and headrace channels	2,878,336	(1,181,220)	1,697,116	2,877,535	(1,165,501)	1,712,034
Buildings	748,842	(355,874)	392,968	746,419	(350,703)	395,716
Land	125,985	-	125,985	124,436	-	124,436
Gas pipelines	161,776	(38,011)	123,765	154,285	(36,648)	117,637
Vehicles	149,257	(104,124)	45,133	146,854	(99,176)	47,678
Furniture and implements	20,139	(13,276)	6,863	19,833	(12,917)	6,916
	12,944,180	(5,461,037)	7,483,143	12,803,218	(5,355,004)	7,448,214

b)Special obligations

Special obligations comprise customers’ contributions, Federal Government budget grants, federal, State, and municipal funds, and special credits assigned to the investments in facilities tied to a concession. Special obligations are not onerous liabilities and are not credits owned by shareholders.

37

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic rate review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

For purposes of calculating the compensation for the assets linked to the concession and transferable to the Federal Government, on the concession expiration date the remaining balance of special obligations, if any, will be deducted from the residual value of the assets, both assessed according to criteria set by ANEEL.

The change in the characteristics of these liabilities results from the new rate-setting mechanism introduced by this new Regulatory Resolution, which establishes that the depreciation of assets acquired with funds from Special Obligations will no longer be included in the B Portion of the companies’ revenues.

c)     Asset impairment

The Company has a policy of periodically evaluating and monitoring the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01 – Writing Assets down to their Recoverable Value, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of COPEL’s impairment tests are listed below:

1)     lowest level of cash generating unit: held concessions are analyzed individually;

2)     recoverable value: use value, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

3)     assessment of use value: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

38

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, COPEL’s projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed on the market and supported by the regulatory agency, taking into account the weighed average cost of capital (WACC).

Management believes it has a contractually guaranteed right to compensation for the assets tied to concessions upon their expiration, and it accepts, for the time being and until further regulation is issued on this matter, that such compensation be valued according to the book value of the respective assets.  Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

In light of the principles discussed above, COPEL has not identified the need to set aside a provision for impairment of its assets.

d)    Consórcio Energético Cruzeiro do Sul (1)

Consórcio Energético Cruzeiro do Sul, an independent power producer owned by COPEL Geração e Transmissão (with a 51% interest) and Eletrosul Centrais Elétricas S.A. (49%), won, on October 10, 2006, at the ANEEL Auction of Power from New Projects 004/06, the rights to build and run the Mauá Hydroelectric Power Plant for 35 years.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

Total estimated expenditures amount to approximately R$ 1,069,000 as of October 2008, of which 51% (R$ 545.190) will be invested by COPEL Geração e Transmissão, while the remaining 49% (R$ 523.810) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social – BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of COPEL's total expenditures in connection with that facility.

39

The Mauá Hydroelectric Power Plant’s total power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index.  The company sold 192 average MW, for supply starting in January 2011. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization, and the maximum reference rate set in the auction notice was R$ 116.00/MWh.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

Due to a preliminary injunction in Civil Action no. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, COPEL will guarantee the power purchase agreements with its own power generation.

Expenditures in this project have been recorded under Property, Plant, and Equipment, proportionally to the Company’s stake in the consortium. As of September 30, 2010, COPEL Geração e Transmissão’s balance under Property, Plant, and Equipment related to this project was R$ 385,969.

 (1) Technical information unaudited by the independent auditors.

40

17     Intangible assets

	Rights of use	Concession	Accumulated					Consolidated
	of software	and goodwill	amortization		Easements	R & D	Other		Net value
								30.09.2010	30.06.2010
In service
Assets with estimated useful lives
Copel Geração e Transmissão	12,192	-	(10,170)	(1)	16,692	-	-	18,714	17,780
Copel Distribuição	30,317	-	(26,265)	(1)	22,729	-	-	26,781	27,021
Copel Telecomunicações	4,067	-	(3,637)	(1)	-	-	-	430	180
Compagas	3,468	-	(2,078)	(1)	-	-	20	1,410	1,496
Elejor	-	-	-		101	-	-	101	101
UEG Araucária	90	-	(84)	(1)	-	-	-	6	13
Dominó Holdings	1	-	-		-	-	-	1	1
Concession - Elejor(a)	-	22,626	(3,394)		-	-	-	19,232	19,421
Authorization - UEG Araucária (b)	-	53,954	(8,797)		-	-	-	45,157	45,744
Concession - Sanepar (c)	-	10,942	(8,572)		-	-	-	2,370	2,552
	50,135	87,522	(62,997)		39,522	-	20	114,202	114,309
Assets with no estimated useful lives
Copel Geração e Transmissão	-	-	-		-	-	30	30	30
Copel Distribuição	-	-	-		-	-	97	97	97
	-	-	-		-	-	127	127	127
	50,135	87,522	(62,997)		39,522	-	147	114,329	114,436
In progress
Copel Geração e Transmissão (d)	10,048	-	-		338	1,014	-	11,400	10,915
Copel Distribuição (d)	40,917	-	-		1,374	15,282	-	57,573	44,608
Copel Telecomunicações	10,222	-	-		-	-	-	10,222	9,003
Elejor	-	-	-		2,790	-	-	2,790	2,790
	61,187	-	-		4,502	16,296	-	81,985	67,316
								196,314	181,752
(1) Annual amortization rate:20%

Changes in intangible assets

	Intangible assets		Consolidated
Balances	in service	in progress	Total
As of December 31, 2009	114,529	17,188	131,717
Expenditure program	-	69,860	69,860
Capitalizations	5,078	(5,078)	-
Amortization quotas - concessions and authorizations	(2,872)	-	(2,872)
Amortization quotas - other intangible assets	(2,243)	-	(2,243)
Amortization quotas - Pasep/Cofins tax credits	(104)	-	(104)
Write-offs	(39)	-	(39)
Transfer between int. assets & assets assigned for future use	-	15	15
Transfer between intangible assets and P.,P.,&E.	(20)	-	(20)
As of September 30, 2010	114,329	81,985	196,314

41

	Intangible assets		Consolidated
Balances	in service	in progress	Total
As of December 31, 2008	115,944	2,175	118,119
Expenditure program	-	18,391	18,391
Capitalizations	5,051	(5,051)	-
Amortization quotas - concessions and authorizations	(2,872)	-	(2,872)
Amortization quotas - other intangible assets	(2,517)	-	(2,517)
Amortization quotas transf. to int. assets in progress	(133)	133	-
Write-offs	(431)	-	(431)
Transfer between intangible assets and P.,P.,&E.	(237)	-	(237)
As of September 30, 2009	114,805	15,648	130,453

a)   Concession - ELEJOR

The acquisition of the shares held by Triunfo Participações S.A., in December 2003, resulted in total goodwill of R$ 22,626, which corresponded to a balance of R$ 19,232 as of September 30, 2010, under the Parent Company. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statement of operations as of September 30, 2010 was R$ 566 (R$ 566 as of September 30, 2009).

b)  Authorization - UEG Araucária

The acquisition on May 31, 2006 of quotas in COPEL Empreendimentos Ltda., the company that holds control of UEG Araucária and was incorporated into COPEL Geração e Transmissão as of September 30, 2010, resulted in goodwill of R$ 53,954, with a balance of R$ 45,157 as of September 30, 2010. The linear amortization of goodwill was economically determined by the expected income from the commercial operation of UEG Araucária, whose government authorization expires in December 2029. Its effect on the statement of income as of September 30, 2010 was R$ 1,759 (R$ 1,759 as of September 30, 2009).

c)   Concession - SANEPAR

In 1998, the acquisition by Dominó Holdings S.A. of an interest in SANEPAR resulted in goodwill of R$ 24,316, with a balance of R$ 5,269 as of September 30, 2010. This balance, proportionally to COPEL's stake (45%), corresponds to R$ 2,371, and has been amortized over 15 years as of 1999, at the rate of R$ 61 a month, with a charge to income of R$ 547 as of September 30, 2010 (R$ 547 as of September 30, 2009).

42

d)    Rights of use of software

Out of the amounts recorded as rights of use of software, under intangible assets in progress, R$ 48,723 (R$ 38,753 as of June 30, 2010) correspond to expenses with the implementation of the new integrated corporate management system (ERP), of which R$ 10,048 are from COPEL Geração e Transmissão (R$ 8,846 as of June 30, 2010) and R$ 38,675 are from COPEL Distribuição (R$ 29,907 as of June 30, 2010).

18       Loans and Financing

Consolidated	.			Current		Noncurrent
				liabilities		liabilities
			30.09.2010	30.06.2010	30.09.2010	30.06.2010
	Principal amount	Interest	Total
Foreign currency
IDB (a)	9,135	73	9,208	19,225	-	-
National Treasury (b)	4,810	1,281	6,091	5,704	54,666	58,128
Eletrobrás	5	-	5	5	18	19
	13,950	1,354	15,304	24,934	54,684	58,147
Local currency (reais)
Banco do Brasil (c)	177	3,600	3,777	10,970	682,117	330,140
Eletrobrás (d)	44,432	11	44,443	42,415	251,429	262,509
BNDES - Compagas (e)	6,336	-	6,336	6,367	1,627	3,229
Finep (f)	1,446	15	1,461	1,027	5,639	6,073
BNDES (g)	-	1,346	1,346	1,329	84,941	84,941
Banco do Brasil - BNDES transfer (h)	-	1,404	1,404	1,404	84,941	84,941
	52,391	6,376	58,767	63,512	1,110,694	771,833
	66,341	7,730	74,071	88,446	1,165,378	829,980

Parent Company	.			Current		Noncurrent
				liabilities		liabilities
			30.09.2010	30.06.2010	30.09.2010	30.06.2010
	Principal amount	Interest	Total
Foreign currency
National Treasury (b)	4,810	1,281	6,091	5,704	54,666	58,128
	.
Local currency (reais)
Banco do Brasil (c)	-	3,597	3,597	10,805	329,600	329,600
	4,810	4,878	9,688	16,509	384,266	387,728

43

Maturity of noncurrent installments

	Foreign	Local
	currency	currency	Consolidated
			30.09.2010	30.06.2010
2011	2,408	12,891	15,299	28,886
2012	3,545	56,229	59,774	59,850
2013	2,274	174,422	176,696	59,350
2014	1,140	503,870	505,010	387,571
2015	-	172,391	172,391	54,986
2016	-	38,602	38,602	38,603
2017	-	21,975	21,975	22,044
2018	-	21,066	21,066	21,135
2019	-	18,318	18,318	18,387
2020	-	15,720	15,720	15,769
2021	-	10,622	10,622	10,621
2022	-	10,618	10,618	10,618
After 2022	45,317	53,970	99,287	102,160
	54,684	1,110,694	1,165,378	829,980

Changes in loans and financing

	Foreign currency		Local currency		Consolidated
Balances	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2009	24,778	67,865	56,920	716,279	865,842
Funds raised	-	-	-	430,059	430,059
Interest	2,739		59,406	2,757	64,902
Monetary and exchange variation	(708)	(833)	297	2,534	1,290
Transfers	12,348	(12,348)	40,935	(40,935)	-
Amortization - principal amounts	(11,214)	-	(23,987)	-	(35,201)
Amortization - charges on principal amounts	(10,082)	-	(8,799)	-	(18,881)
Amortization - interest	(2,557)	-	(66,005)	-	(68,562)
As of September 30, 2010	15,304	54,684	58,767	1,110,694	1,239,449

	Foreign currency		Local currency		Consolidated
Balances	Current	Noncurrent	Current	Noncurrent	Total
As of December 31, 2008	41,109	121,947	57,352	647,109	867,517
Funds raised	-	-	-	141,811	141,811
Capitalized interest	-	-	-	2,047	2,047
Interest	4,996	-	47,558	776	53,330
Monetary and exchange variation	(7,623)	(25,608)	(58)	(1,109)	(34,398)
Transfers	24,442	(24,442)	48,282	(48,282)	-
Amortization - principal amounts	(15,659)	-	(27,356)	-	(43,015)
Amortization - charges on principal amounts	(15,965)	-	(9,520)	-	(25,485)
Amortization - interest	(5,334)	-	(69,303)	-	(74,637)
As of September 30, 2009	25,966	71,897	46,955	742,352	887,170

44

a)     Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on 15 January 1991, in the amount of US$ 135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the third quarter of 2010 was 4.13% p.a. The agreement features provisions providing for termination in the following cases:

1)   default by the debtor on any other obligation set forth in the agreement or agreements signed with the bank for financing of the project;

2)   withdrawal or suspension of the Federal Republic of Brazil as a member of the IDB;

3)   default by the guarantor, if any, of any obligation set forth in the guaranty agreement;

4)   ratio between current assets and total short-term commercial and bank financing, except for the current share of long-term indebtedness and dividends to be reinvested, lower than 1.2; and

5)   ratio between long-term indebtedness and shareholders’ equity exceeding 0.9.

This agreement is guaranteed by the Federal Government and by mortgage and fiduciary guarantees.

b)    National Treasury Department (Secretaria do Tesouro Nacional or STN)

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

	Term	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated
				30.09.2010	30.06.2010
Par Bond	30	15.04.2024	30	27,451	28,750
Capitalization Bond	20	15.04.2014	10	9,417	9,815
Debt Conversion Bond	18	15.04.2012	10	5,123	5,417
Discount Bond	30	15.04.2024	30	18,766	19,850
				60,757	63,832

The annual interest rates and repayments are as follows:

	.
Bond type	Annual interest rates (%)	Payments
Par Bond	6.0	single
Capitalization Bond	8.0	semi-annual
Debt Conversion Bond	Six-month LIBOR + 0.8750	semi-annual
Discount Bond	Six-month LIBOR + 0.8125	single

45

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,227 and R$ 15,989 as of September 30, 2010 (R$ 11,938 and R$ 17,002 as of June 30, 2010), respectively, recorded under collaterals and escrow deposits, in long-term receivables (Note 10).

c)     Banco do Brasil S.A.

The Company has the following contracts with Banco do Brasil:

1)     Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and secured by COPEL’s revenues.; and

2)     The following Parent Company credit notes:

	Issue		Interest due	Principal
Credit notes	date	Maturity	semi-annually	amount	Interest	Total
Commercial no. 330.600.129	31.01.2007	31.01.2014	106.5% of average CDI rate	29,000	525	29,525
Industrial no. 330.600.132	28.02.2007	28.02.2014	106.2% of average CDI rate	231,000	2,270	233,270
Industrial no. 330.600.151	31.07.2007	31.07.2014	106.5% of average CDI rate	18,000	326	18,326
Industrial no. 330.600.156	28.08.2007	28.08.2014	106.5% of average CDI rate	14,348	141	14,489
Industrial no. 330.600.157	31.08.2007	31.08.2014	106.5% of average CDI rate	37,252	335	37,587
				329,600	3,597	333,197

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil.

3)     Fixed Credit Assignment Agreement no. 21/02255-4, in the amount of R$ 350,000, signed by COPEL Distribuição and Banco do Brasil on September 10, 2010, for the single purpose of financing working capital.

This debt will be paid in three annual and consecutive installments, the first one due on August 25, 2013, in the amount of R$ 116,666, and the others in the amount of R$ 116,667, due on July 11, 2014 and August 15, 2015, plus financial charges proportional to the share of the principal amount being paid off, so that the payment of the final installment will repay the debt in full.

46

The outstanding amounts will be subject to charges based on the basic return rate of the Brazilian "poupança" (national savings account or IRP) plus additional charges based on the fluctuating interest rate that will be calculated exponentially, based on the daily equivalent rate (calendar year of 365 or 366 days). The actual rate resulting from the combination of the fluctuating interest rate and the IRP will be equivalent, for each period of calculation, to 98.5% of the variation of the Interbank Deposit Certificate rate (CDI) for the same period. Charges will be accrued and capitalized monthly in the account linked to the agreement, on the due date and upon settlement of the debt, for payment together with the principal amount installments.

To ensure the payment of any liabilities under this agreement, COPEL Distribuição has committed to assign, attach, and pledge in favor of Banco do Brasil trade notes, duly endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract contains provisions on accelerated maturity in certain conditions.

The amount of R$ 350,000 was made available to the Company in full on September 10, 2010.

d)    Eletrobrás – Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobrás Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS – 142/2006, was signed on May 11, 2006 by COPEL Distribuição and Eletrobrás, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total funds received under this contract amount to R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

47

Contract ECFS – 206/2007, was signed on March 3, 2008 by COPEL Distribuição and Eletrobrás, in the amount of R$ 126,430, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 108,369 came from RGR funds, and R$ 18,061 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on August 30, 2020. In August 2008, COPEL withdrew R$ 37,929, of which R$ 32,511 came from RGR funds and R$ 5,418 from CDE funds. In June 2009, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds. In March 2010, the Company received R$ 25,286, of which R$ 21,674 came from RGR funds and R$ 3,612 from CDE funds.

These loans are secured by COPEL’s own revenues, pursuant to a mandate issued by public act, and by the issue of promissory notes in the same number of outstanding installments.

e)     BNDES - Compagas

Financing from BNDES for the expansion of the Company’s gas distribution network. This financing agreement is divided into subcredits, a part of which is restated by an interest rate of 4% p.a. plus the TJLP long-term interest rate, and the remainder by the variation of the BNDES Monetary Unit (UMBND). This agreement does not contain restrictive provisions.

It is secured by Compagas’ gas supply receivables, corresponding to two financing installments, which shall be deposited exclusively and kept in a checking account at Banco Itaú S.A.

f)      Financiadora de Estudos e Projetos - FINEP

1)     Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit amounts to R$ 5,078. The first installment, in the amount of R$ 1,464, was released in April 2008, the second one, in the amount of R$ 2,321, was released in May 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

48

2)     Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, COPEL Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

g)    BNDES - COPEL Geração e Transmissão

On March 17, 2009, COPEL Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with COPEL as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first release of funds took place in July 2009, in the amount of R$ 55,748, and the second one, in February 2010, in the amount of R$ 29,193.

49

The contract contains provisions on accelerated maturity in certain conditions.

h)    Banco do Brasil – Transfer of BNDES funds

On April 16, 2009, COPEL Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with COPEL as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, COPEL Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Comercialização de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by COPEL Geração e Transmissão, BNDES, and Banco do Brasil.

The first release of funds took place in August 2009, in the amount of R$ 55,748, and the second one, in March 2010, in the amount of R$ 29,193.

The contract contains provisions on accelerated maturity in certain conditions.

19         Debentures

		Current		Noncurrent
		liabilities		liabilities
	30.09.2010	30.06.2010	30.09.2010	30.06.2010
	Total	Total
Debentures - Parent Company	605,020	18,699	-	600,000
	605,020	18,699	-	600,000

50

Changes in the balances of debentures

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	total
As of December 31, 2009	54,195	753,384	807,579
Interest	46,628	-	46,628
Transfers	753,384	(753,384)	-
Amortization - principal amounts	(177,908)	-	(177,908)
Amortization - charges on principal amounts	(10,140)	-	(10,140)
Amortization - interest	(61,139)	-	(61,139)
As of September 30, 2010	605,020	-	605,020

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	total
As of December 31, 2008	195,000	802,116	997,116
Interest	65,379	-	65,379
Monetary variation	23	234	257
Transfers	32,179	(32,179)	-
Amortization - principal amounts	(153,339)	-	(153,339)
Amortization - charges on principal amounts	(411)	-	(411)
Amortization - interest	(98,337)	-	(98,337)
As of September 30, 2009	40,494	770,171	810,665

Debentures - Parent Company

A single series of 60,000 debentures makes up the fourth issue of simple debentures conducted by the Parent Company on September 1, 2006, in the amount of R$ 600,000, and concluded on October 6, 2006, with full subscription in the total amount of R$ 607,899, with a five-year term from issue date and final maturity on September 1, 2011. These are simple, nominative debentures, non-convertible into stock, issued in book-entry form, and unsecured.

These securities yield interest on their face value of 104% of the average one-day Interfinance Deposit (DI - over) rates, extra-group, expressed in an annual percentage rate based on 252 business days, calculated and published daily by CETIP (the “DI rate”) in exponential and cumulative “pro rata tempore” manner according to the number of business days elapsed. Interest corresponding to the capitalization period is due and paid semi-annually, with the first due date on March 1, 2007 and the last on September 1, 2011.  There will be no renegotiation of these debentures.

The resources obtained with the issue of these debentures were used to optimize the Company’s debt profile, by means of payment of its financial obligations, and to reinforce its cash flow. The resources from this issue were used to settle 1/3 of the principal amount of the Company's 3rd issue of debentures, due on February 1, 2007, and the principal amount of the Company’s 2nd issue of debentures, due on March 1, 2007.

51

The debentures feature provisions setting forth accelerated maturity in the cases described in COPEL’s financial statements as of December 31, 2009.

Debentures - Elejor

ELEJOR, in compliance with the changes and conditions contained in the first amendment to its debenture contract, paid off in advance, on March 5, 2010, all the remaining debentures held by BNDESPAR, in the amount of R$ 181,239. The full outstanding debt to BNDESPAR has been paid.

20         Suppliers

.
	Consolidated
	30.09.2010	30.06.2010
Charges for the use of the power grid
Use of the Basic Network	63,115	64,902
Energy transmission	4,545	4,266
Use of connections	286	274
	67,946	69,442
Electricity suppliers
Eletrobrás (Itaipu)	75,762	80,263
Furnas Centrais Elétricas S.A.	38,609	35,836
Companhia Hidro Elétrica do São Francisco - Chesf	34,729	32,247
Utilities - CCEE (Note 33)	22,104	11,570
Petróleo Brasileiro S.A. - Petrobras	14,838	7,792
Companhia Energética de São Paulo - Cesp	14,119	13,175
Rio Pedrinho Energética S.A. e Consórcio Salto Natal Energética S.A.	13,347	12,691
Mechanism for the Offsetting of Surpluses and Deficits - MCSD	13,009	12,356
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	11,263	10,458
Itiquira Energética S.A.	9,704	9,457
Companhia Energética de Minas Gerais - Cemig	5,356	4,973
Dona Francisca Energética S.A.	4,936	4,936
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	3,966	3,682
Light S.A.	2,959	2,747
Other suppliers	19,731	12,678
	284,432	254,861
Materials and services
Petróleo Brasileiro S.A. - Petrobras - gas purchase by Compagas	27,394	27,549
Petróleo Brasileiro S.A. - Petrobras - renegotiation (a)	47,074	45,851
Petróleo Brasileiro S.A. - Petrobras - renegotiation - noncurrent (a)	152,990	160,477
Other suppliers	132,547	147,602
	360,005	381,479
	712,383	705,782
Current	559,393	545,305
Noncurrent	152,990	160,477

52

a)     Petróleo Brasileiro S.A. – Petrobras - renegotiation

On March 6, 2006, COPEL signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermal Power Plant. This settlement comprised the signature of an Out-of-Court Agreement, under which COPEL Generation, with COPEL as guarantor, acknowledged a R$ 150,000 debt to Petrobras, as grantor of Compagas’ credits to COPEL Generation, which shall be paid in 60 monthly installments restated by the Selic rate, starting in January 2010.

On May 30, 2006, COPEL Generation signed a Mutual Release Agreement with Compagas under which both companies fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Settlement and Confession of Indebtedness signed by them and by Petrobras, with the participation of COPEL. The debt acknowledged by COPEL Generation remains.

b)    Main power purchase agreements

The table below features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and are restated annually according to the IPCA inflation index.

.	Period of	Purchased power	Date of	Average purchase
	supply	(annual avg. MW)	auction	price (R$/MWh)
Auction of power from existing facilities
1st Auction - 2005 Product	2005 a 2012	942.92	07.12.2004	57.51
1st Auction - 2006 Product	2006 a 2013	450.88	07.12.2004	67.33
1st Auction - 2007 Product	2007 a 2014	9.79	07.12.2004	75.46
2nd Auction - 2008 Product	2008 a 2015	67.65	02.04.2005	83.13
4th Auction - 2009 Product	2009 a 2016	43.25	11.10.2005	94.91
5th Auction - 2007 Product	2007 a 2014	160.04	14.12.2006	104.74
		1,674.53
Auction of power from new facilities
1st Auction - 2008 Hydro Product	2008 a 2037	3.61	16.12.2005	106.95
1st Auction - 2008 Thermal Product	2008 a 2022	28.56	16.12.2005	132.26
1st Auction - 2009 Hydro Product	2009 a 2038	3.26	16.12.2005	114.28
1st Auction - 2009 Thermal Product	2009 a 2023	41.59	16.12.2005	129.26
1st Auction - 2010 Hydro Product	2010 a 2039	66.32	16.12.2005	114.57
1st Auction - 2010 Thermal Product	2010 a 2024	64.30	16.12.2005	121.81
3rd Auction - 2011 Hydro Product	2011 a 2040	57.66	10.10.2006	120.86
3rd Auction - 2011 Thermal Product	2011 a 2025	54.22	10.10.2006	137.44
4th Auction - 2010 Thermal Product	2010 a 2024	18.32	26.07.2007	134.64
5th Auction - 2012 Hydro Product	2012 a 2041	52.50	16.10.2007	129.14
5th Auction - 2012 Thermal Product	2012 a 2026	117.27	16.10.2007	128.37
6th Auction - 2011 Thermal Product	2011 a 2025	51.07	17.09.2008	128.42
7th Auction - 2013 Hydro Product	2013 a 2042	12.24	30.09.2008	98.98
7th Auction - 2013 Thermal Product	2013 a 2027	303.99	30.09.2008	145.23
Santo Antonio	2012 a 2041	106.00	10.12.2007	78.87
Jirau	2013 a 2042	141.51	19.05.2008	71.37
		1,122.42

53

21         Payroll, Social Charges, and Labor Accruals

.
	Consolidated
	30.09.2010	30.06.2010
Payroll
Taxes and social contributions	19,342	19,911
Payroll, net	2,849	2,196
Assignments to third-parties	-	2
	22,191	22,109
Labor accruals
Paid vacation and annual bonus ("13th salary")	82,526	70,202
Social charges on paid vacation and annual bonus ("13th salary")	25,880	22,036
Profit sharing	39,516	30,539
Voluntary redundancy program	9,316	9,832
	157,238	132,609
	179,429	154,718

22         Post-Employment Benefits

The consolidated and recognized amounts in liabilities, under Post-Employment Benefits, are summarized below:

		Consolidated
		Total
	30.09.2010	30.06.2010
Pension Plan (a)
Benefits Plan - Plan III (DC)	8,250	8,656
	8,250	8,656
.
Healthcare Plan (b)	375,693	372,521
	383,943	381,177
Current	23,387	23,807
Noncurrent	360,556	357,370

The consolidated amounts recognized in the statement of operations are shown below:

.
		Consolidated
	30.09.2010	30.09.2009
Pension plan - periodic post-employment cost	-	(91,998)
Pension plan (DC)	39,907	38,734
Pension plan (DC) - management	292	139
Healthcare plan - post-employment	20,868	20,007
Healthcare plan contributions	22,829	21,485
Healthcare plan contributions - management	6	3
	83,902	(11,630)
(-) Transfers to construction in progress	(5,531)	(5,305)
	78,371	(16,935)

54

The annual estimated cost of pension plans I and II for 2010, calculated by an independent actuary, resulted in income due to the actuarial gains which are being amortized and whose amounts exceed the regular periodic cost of the plans.

Changes in the post-employment benefits balance

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of December 31, 2009	22,505	352,976	375,481
Appropriation of actuarial calculation - healtcare plan	-	20,868	20,868
Pension and healthcare contributions	63,034	-	63,034
Transfers	13,288	(13,288)	-
Amortizations	(75,440)	-	(75,440)
As of September 30, 2010	23,387	360,556	383,943

	Current	Noncurrent	Consolidated
Balances	liabilities	liabilities	Total
As of December 31, 2008	22,066	425,879	447,945
Appropriation of actuarial calculation	-	(71,991)	(71,991)
Pension and healthcare contributions	60,361	-	60,361
Transfers	8,830	(8,830)	-
Amortizations	(70,493)	-	(70,493)
As of September 30, 2009	20,764	345,058	365,822

a)     Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III).

Pension Plans I and II are defined benefit plans, while Plan III is a defined contribution plan.

The cost shares borne by the plans’ sponsors are recorded according to an actuarial assessment prepared annually by independent actuaries pursuant to the rules of CVM Ruling no. 371/00. The actuarial and financial assumptions for purposes of actuarial assessment are discussed with the independent actuaries and approved by the sponsors’ senior management.

The flow of payment of contributions under Plans I and II, as of July 2007, was guaranteed under an agreement called “Private Agreement for Adjustment of Mathematical Reserves for the Basic and Supplemental Pension Plans”, signed on January 20, 1999. Based on legal opinions by external and internal legal experts who reviewed specific clauses of this agreement and concluded that the corresponding liabilities had expired, the Company notified the senior management of Fundação COPEL de Previdência e Assistência Social, on July 27, 2007, that no contribution payments would be made under that agreement as of August 2007.

55

In September 2007, Fundação COPEL disputed COPEL's interpretation, which led to a joint request for review and ruling by the State Department of Supplemental Pension Plans (SPC). After the submission of requested clarifications and the conduction of an actuarial audit recommended by the SPC in November 2007, in October 2008 the SPC requested further clarifications about the report and the opinion of the consulting company in charge of the audit, which had been submitted by the COPEL Foundation in July 2008. In May 2010, the National Supplemental Pension Plan Supervision Office (PREVIC, formerly SPC) issued a letter in response to COPEL’s request, stating that the debt in question is of actuarial nature rather than financial nature, so that it must be annually reviewed by an actuary.

b)    Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23         Regulatory Charges

.
		Consolidated
	30.09.2010	30.06.2010
Fuel Consumption Account - CCC	27,607	16,998
Energy Development Account - CDE	18,807	18,807
Global Reversal Reserve - RGR	11,932	14,173
	58,346	49,978

24         Research and Development and Energy Efficiency

COPEL’s balances allocated to Research and Development and Energy Efficiency are broken down below:

.	Applied and used -	Payable	Balance to be	Balance as of	Balance as of
	projects in progress	amount	used in projects	30.09.2010	30.06.2010
Research and Development - R&D
FNDCT	-	2,769	-	2,769	2,470
MME	-	1,388	-	1,388	1,236
R&D	23,758	-	88,055	111,813	107,179
	23,758	4,157	88,055	115,970	110,885
Energy Efficiency Program - EEP	45,586	-	83,760	129,346	118,091
	69,344	4,157	171,815	245,316	228,976
			Current	113,157	114,633
			Noncurrent	132,159	114,343

56

Changes in the balances of R&D and EEP

	FNDCT	MME		R&D		EEP	Consolidated
Balances	current	current	current	noncurrent	current	noncurrent	Total
As of December 31, 2009	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	11,863	5,913	943	11,203	-	15,786	45,708
SELIC interest rate	-	-	574	4,185	-	10,479	15,238
Transfers	-	-	(13)	13	-	-	-
Payments	(10,419)	(5,207)	-	-	-	-	(15,626)
Concluded projects	-	-	(9,653)	-	(1,849)	-	(11,502)
As of September 30, 2010	2,769	1,388	41,504	70,309	67,496	61,850	245,316

	FNDCT	MME		R&D		EEP	Consolidated
Balances	current	current	current	noncurrent	current	noncurrent	Total
As of December 31, 2008	18,649	9,345	48,087	37,509	50,403	34,570	198,563
Additions	10,846	5,423	2,718	8,128	3,023	11,162	41,300
SELIC interest rate	-	-	1,370	3,899	1,236	3,691	10,196
Transfers	-	-	(3,509)	3,509	(4,263)	4,263	-
Payments	(27,033)	(13,517)	-	-	-	-	(40,550)
Concluded projects	-	-	(2,448)	-	(3,405)	-	(5,853)
As of September 30, 2009	2,462	1,251	46,218	53,045	46,994	53,686	203,656

25     Other Accounts Payable

.
		Consolidated
	30.09.2010	30.06.2010
Current liabilities
Concession charge - ANEEL grant	40,813	36,610
Compensation for use of water resources	17,816	19,408
Collected public lighting charge	17,472	18,015
Reimbursement of customer contributions	6,905	9,334
Participation in consortia	6,753	6,753
Insurance companies	4,649	13
Customers	4,498	3,947
Pledged collaterals	3,213	3,245
Reparations to the Apucaraninha Indian community	2,699	2,686
ANEEL inspection fee	1,638	1,638
Advance payments from customers	1,219	1,401
Interest on compulsory loans - Eletrobrás	979	987
Other liabilities	12,179	10,283
	120,833	114,320
Noncurrent liabilities
Reparations to the Apucaraninha Indian community	2,699	2,686
Other liabilities	357	357
	3,056	3,043

57

26         Contingencies and Reserves for Litigation

The Company is a party to several lawsuits filed before different courts. COPEL’s senior management, based on the opinion of its legal counsel, has kept a reserve for litigation in connection with lawsuits which are likely to result in losses.

Consolidated	Balance as of	Additions/	Additions to		Balance as of	Judicial	Net	Net
	31.12.2009	(reversals)	P.,P.,&E.	Payments	30.09.2010	deposits	provision	provision
							30.09.2010	30.06.2010
Labor	158,431	49,380	1	(12,627)	195,185	(29,593)	165,592	158,814
Regulatory	37,010	(7)	-	(6,278)	30,725	-	30,725	37,003
Civil:
Suppliers (a)	84,024	1,467	-	-	85,491	(34,655)	50,836	51,492
Civil and administrative claims	57,213	(5,048)	-	(5,289)	46,876	(10,885)	35,991	37,784
Easements (b)	14,902	-	(4,775)	(124)	10,003	-	10,003	9,862
Condemnation and property (b)	125,339	-	7,242	(70)	132,511	-	132,511	131,934
Customers	5,324	20	-	(15)	5,329	(1,172)	4,157	4,265
Environmental claims	10	30	-	-	40	-	40	10
	286,812	(3,531)	2,467	(5,498)	280,250	(46,712)	233,538	235,347
Tax	77,858	19,754	-	(2)	97,610	(31,264)	66,346	60,007
	560,111	65,596	2,468	(24,405)	603,770	(107,569)	496,201	491,171

Parent Company	Balance as of			Balance as of	Judicial	Net	Net
	31.12.2009	Additions	Payments	30.09.2010	deposits	provision	provision
						30.09.2010	30.06.2010
Regulatory claims	9,249	-	-	9,249	-	9,249	9,249
Civil claims	328	6,265	(2,318)	4,275	-	4,275	4,276
Tax claims	44,357	8,985	-	53,342	(31,214)	22,128	22,073
	53,934	15,250	(2,318)	66,866	(31,214)	35,652	35,598

The amount tied to cases classified as possible losses, estimated by the Company and its subsidiaries as of September 30, 2010, reached R$ 2,099,902, of which R$ 106,467 correspond to labor claims; R$ 1,405,708 to regulatory claims; R$ 141,715 to civil claims; and R$ 446,012 to tax claims.

It is important to point out that COPEL has a good chance of success in the lawsuit it filed to dispute the effects of ANEEL Ruling no. 288/02, based on the opinion of its legal counsel, as discussed in Note 33 herein, under the title “Electric Energy Trading Chamber (CCEE)”.

For one of the tax claims included in the amount of R$ 452,199 described above, a court-ordered attachment of R$ 181,014 took place in April 2010.  Company management is making its best efforts to revert it. Its classification remains as possible loss.

The breakdown of the types of lawsuits in which COPEL is involved as of September 30, 2010 is consistent with the one featured in the Company's financial statements as of December 31, 2009.

58

a)     Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

COPEL Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies that hurt the public interest. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced COPEL to the payment of contractual penalties for having caused the rescission of the agreement. COPEL has filed for a court order making the arbitration ruling void.

Management, based on the opinion of its legal counsel that it is likely to lose this case and on the current stage of the lawsuits, decided to set aside a reserve for litigation in the original amount of the debt, restated according to the original contractual terms, which amounted to R$ 98,838 as of September 30, 2010. Out of this amount, R$ 13,347 are recorded under Suppliers.

b)    Easements, condemnation, and real estate

COPEL’s real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to condemnation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed by Ivaí Engenharia de Obras S.A., COPEL Geração e Transmissão was sentenced to the payment of R$ 180,917 as compensation for a supposed economic-financial imbalance under Contract D-01, concerning construction work for the Jordão River diversion project. COPEL appealed this decision and was partially successful, avoiding the application of the SELIC interest rate on top of the penalty interest. COPEL will continue to dispute this claim in court, through all means legally available.

In 2007, in light of the evaluation conducted by its Chief Legal Office, which estimates that a loss is probable, the Company set aside a reserve for litigation recorded against property, plant, and equipment, in the amount of R$ 118,058 as of September 30, 2010.

59

27         Non-Controlling Shareholding Interests

				Consolidated
Balances	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2009	92,823	30,461	130,253	253,537
Funds for capital increase	-	54,000	-	54,000
Proposed dividends	(1,278)	-	-	(1,278)
Income for the quarter	19,209	9,541	(552)	28,198
As of September 30, 2010	110,754	94,002	129,701	334,457

				Consolidated
Balances	Compagas	Elejor	UEG Araucária	Total
As of December 31, 2008	83,399	24,139	132,225	239,763
Proposed dividends	(3,520)	-	-	(3,520)
Income for the quarter	13,300	5,643	(336)	18,607
As of September 30, 2009	93,179	29,782	131,889	254,850

28         Stock Capital

As of September 30, 2010, Copel’s paid in share capital, represented by shares with no par value, was R$ 6,910,000. The different classes of shares and main shareholders are detailed below:

								In number of shares
Shareholders	Common		Class A preferred		Class B preferred		Total
		%		%		%		%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:
BM&FBOVESPA (1)	19,487,032	13.44	129,755	33.03	60,714,699	47.35	80,331,486	29.35
NYSE (2)	132,425	0.09	-	-	39,981,332	31.18	40,113,757	14.66
Latibex (3)	-	-	-	-	202,371	0.16	202,371	0.07
Municipalities	178,393	0.12	12,797	3.26	-	-	191,190	0.07
Other shareholders	375,083	0.25	250,319	63.71	37,377	0.02	662,779	0.25
	145,031,080	100.00	392,871	100.00	128,231,424	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) New York Stock Exchange
(3) The Market for Latin-American Securities in Euros, linked to the Madrid Stock Exchange

Each share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares enjoy priority in the reimbursement of capital and in the right to non-cumulative annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

60

Class “B” preferred shares enjoy priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

61

29         Gross Revenues from Sales and/or Services

.
	Consolidated
	30.09.2010	30.09.2009
Electricity sales to final customers
Residential	873,860	780,428
Industrial	898,425	807,888
Commercial, services, and other activities	569,811	503,973
Rural	111,017	99,380
Government agencies	76,068	68,070
Public lighting	58,541	54,692
Public services	54,606	49,818
Installment for Adjustment of Network Charges	1,167	2,469
	2,643,495	2,366,718
Electricity sales to distributors
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	841,759	803,202
Bilateral contracts	164,728	145,215
Electric Energy Trading Chamber - CCEE	84,204	55,605
	1,090,691	1,004,022
Availability of the power grid
Rate for the use of the distribution system (TUSD)
Residential	972,060	845,221
Industrial	882,250	758,315
Commercial, services, and other activities	640,166	550,135
Rural	123,054	107,982
Government agencies	84,938	73,768
Public lighting	65,442	59,283
Public services	61,150	54,013
Free customers	129,889	104,793
Basic Network and basic interface network	129,841	121,574
Connection grid	2,277	2,001
Installment for Adjustment of Basic Network charges (a)	(30,068)	5,951
	3,060,999	2,683,036
.
Telecommunications revenues	94,553	76,096
.
Piped gas distribution	226,815	195,386
Other operating revenues
Leases and rents	68,557	81,458
Revenues from services	25,166	28,037
Charged services	5,755	7,187
Other revenues	1,329	787
	100,807	117,469
	7,217,360	6,442,727

a)     Network charge adjustment share

In June 2010, COPEL Geração e Transmissão recorded R$ 40,091 as a network charge adjustment share resulting from revenue discrepancies between July 1, 2009 and June 30, 2010, pursuant to ANEEL Ratification Resolution no. 1008/10. Out of this amount, R$ 10,123 were reversed due to having been offset against the third quarter revenues.

62

30         Deductions from Gross Revenues

.
	Consolidated
	30.09.2010	30.09.2009
Taxes and social contributions on revenues
VAT (ICMS)	1,519,641	1,314,865
COFINS	553,727	499,410
PIS/PASEP	120,211	108,494
ISSQN	1,410	1,347
	2,194,989	1,924,116
Regulatory charges
Energy Development Account - CDE	172,844	147,185
Fuel Consumption Account - CCC	182,337	139,187
Global Reversal Reserve - RGR	62,235	58,964
Research and development and energy efficiency - R&D and EEP	45,526	41,300
Other	9,994	215
	472,936	386,851
	2,667,925	2,310,967

31         Operating Costs and Expenses

Consolidated operating costs and expenses are broken down below:

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total
					30.09.2010
Energy purchased for resale (a)	(1,697,926)	-	-	-	(1,697,926)
Charges for use of power grid (b)	(489,569)	-	-	-	(489,569)
Personnel and management (c)	(434,413)	(3,781)	(113,640)	-	(551,834)
Pension and healthcare plans (Note 22)	(61,606)	(434)	(16,331)	-	(78,371)
Materials and supplies (d)	(54,853)	(721)	(5,909)	-	(61,483)
Raw materials and supplies for power generation	(19,179)	-	-	-	(19,179)
Natural gas and supplies for gas business	(104,417)	-	-	-	(104,417)
Third-party services (e)	(176,756)	(18,668)	(49,238)	-	(244,662)
Depreciation and amortization	(280,229)	(7)	(20,674)	(2,872)	(303,782)
Provisions and reversals (f)	-	(20,716)	-	(65,596)	(86,312)
Other costs and expenses (g)	(21,377)	4,608	(31,700)	(122,902)	(171,371)
	(3,340,325)	(39,719)	(237,492)	(191,370)	(3,808,906)

	Costs of		General and	Other revenues
Nature of costs and expenses	goods and/or	Sales	administ.	(expenses),	Consolidated
	services	expenses	expenses	net	Total
					30.09.2009
Electricity purchased for resale (a)	(1.213.808)	-	-	-	(1.213.808)
Charges for use of power grid (b)	(438.953)	-	-	-	(438.953)
Personnel and management (c)	(415.810)	(3.423)	(112.721)	-	(531.954)
Pension and healthcare plans (Note 22)	10.802	(167)	6.300	-	16.935
Materials and supplies (d)	(40.384)	(2.175)	(4.732)	-	(47.291)
Raw materials and supplies
for power generation	(18.029)	-	-	-	(18.029)
Natural gas and supplies for gas business	(101.954)	-	-	-	(101.954)
Third-party services (e)	(161.865)	(18.685)	(36.861)	-	(217.411)
Depreciation and amortization	(272.035)	(8)	(18.065)	(2.872)	(292.980)
Provisions and reversals (f)	-	(11.915)	-	(53.449)	(65.364)
Other costs and expenses (g)	(14.932)	3.298	(57.177)	(76.442)	(145.253)
	(2.666.968)	(33.075)	(223.256)	(132.763)	(3.056.062)

63

Parent Company operating costs and expenses are broken down below:

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total
			30.09.2010
Management(c)	(5,030)	-	(5,030)
Healthcare plan	(270)	-	(270)
Materials and supplies	(9)	-	(9)
Third-party services(e)	(3,721)	-	(3,721)
Depreciation and amortization	-	(566)	(566)
Provisions and reversals(f)	-	(15,250)	(15,250)
Other expenses	(588)	173	(415)
	(9,618)	(15,643)	(25,261)

	General and	Other revenues	Parent
Nature of costs and expenses	administrative	(expenses),	Company
	expenses	net	Total
			30.09.2009
Management(c)	(5,003)	-	(5,003)
Healthcare plan	(142)	-	(142)
Materials and supplies	(9)	-	(9)
Third-party services(e)	(3,247)	-	(3,247)
Depreciation and amortization	-	(566)	(566)
Provisions and reversals(f)	-	3,499	3,499
Other expenses	(1,458)	535	(923)
	(9,859)	3,468	(6,391)

64

a)     Energy purchased for resale

.
	Consolidated
	30.09.2010	30.09.2009
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	428,530	335,106
Furnas Centrais Elétricas S.A. - auction	264,056	235,976
Companhia Hidro Elétrica do São Francisco - Chesf - auction	246,080	223,940
Electricity purchased for resale - CVA (1)	149,690	(89,470)
Companhia Energética de São Paulo - Cesp - auction	95,284	84,237
Itiquira Energética S.A.	87,733	86,192
Program for incentive to alternative energy sources - PROINFA	83,649	49,510
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	81,259	73,144
Electric Energy Trading Chamber - CCEE	67,565	74,187
Petróleo Brasileiro S.A. - Petrobras	62,560	26,173
Dona Francisca Energética S.A.	44,922	45,169
Companhia Energética de Minas Gerais - Cemig - auction	38,695	42,465
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	27,878	25,583
Light S.A. - auction	21,115	19,250
Tractbel Energia S.A. - auction	15,390	9,961
Other utilities - auction	137,791	123,857
(-) Pasep/Cofins tax on electricity purchased for resale	(154,271)	(151,472)
	1,697,926	1,213,808

1)     The variation in the balance, compared to the previous year, is due to actual prices under power agreements, particularly those for energy from thermal facilities, and to the realization of amounts recognized in the June 2009 rate review.

65

b)     Charges for the use of the power grid

.
	Consolidated
	30.09.2010	30.09.2009
Furnas Centrais Elétricas S.A.	96,710	90,989
Cia Transmissora de Energia Elétrica Paulista - Cteep	51,690	48,424
System service charges - ESS	49,181	67,598
Companhia Hidro Elétrica do São Francisco - Chesf	45,705	44,158
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	36,592	31,940
Eletrosul Centrais Elétricas S.A.	33,883	33,125
CVA - charges	23,425	(11,974)
Companhia Energética de Minas Gerais - Cemig	20,264	17,750
Novatrans Energia S.A.	15,705	14,618
TSN Transmissora Nordeste Sudeste de Energia S.A.	15,690	14,706
National System Operator - ONS	14,333	13,819
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	13,497	12,959
Empresa Amazonense de Transmissão de Energia - Eate	13,074	12,305
ATE II Transmissora de Energia S.A.	6,680	6,254
Empresa Norte de Transmissão de Energia S.A. - Ente	6,645	6,255
Itumbiara Transmissora de Energia Ltda	6,318	5,948
Expansion Transmissora de Energia Elétrica S.A.	6,027	5,697
Empresa Transmissora de Energia Oeste Ltda - Eteo	5,399	5,031
STN Sistema de Transmissão Nordeste S.A	5,330	5,016
NTE Nordeste Transmissora de Energia S.A	4,675	4,400
ATE Transmissora Energia S.A	4,252	4,090
Integração Transmissão Energia - Intesa	4,141	3,461
Serra Mesa Transm. Energia Ltda. - SMTE	3,623	3,876
LT Triângulo S.A.	3,558	3,548
ATE III Transmissora Energia S.A	3,494	3,261
Other utilities	47,799	37,881
(-) Pasep/Cofins taxes on charges for the use of the power grid	(48,121)	(46,182)
	489,569	438,953

c)     Personnel and management

.
	Parent Company		Consolidated
	30.09.2010	30.09.2009	30.09.2010	30.09.2009
Personnel
Wages and salaries	-	-	364,224	353,454
Social charges on payroll	-	-	132,985	123,565
	-	-	497,209	477,019
Provision for profit sharing	-	-	42,266	49,497
Meal assistance and education allowance	-	-	44,836	40,886
Compensation - voluntary redundancy/retirement	-	-	13,958	15,227
	-	-	598,269	582,629
(-) Transfers to construction in progress	-	-	(53,976)	(58,001)
	-	-	544,293	524,628
Management
Wages and salaries	3,983	4,009	6,285	6,195
Social charges on payroll	1,047	994	1,344	1,253
Other expenses	-	-	14	19
	5,030	5,003	7,643	7,467
(-) Transfers to construction in progress	-	-	(102)	(141)
	5,030	5,003	7,541	7,326
	5,030	5,003	551,834	531,954

66

d)     Materials and Supplies

.
	Consolidated
	30.09.2010	30.09.2009
Materials for use in the electric system	22,965	11,866
Fuel and vehicle parts	17,476	15,994
Cafeteria supplies	5,731	4,468
Materials for use in civil construction	5,423	2,086
Office supplies	3,112	4,310
Safety supplies	1,368	1,613
Service tools	1,220	1,997
Lodging	1,087	802
Information technology equipment and supplies	786	1,507
Other materials and supplies	2,315	2,648
	61,483	47,291

e)     Services from third-parties

.
	Parent Company		Consolidated
	30.09.2010	30.09.2009	30.09.2010	30.09.2009
Power grid maintenance	-	-	65,051	54,540
Meter reading and bill delivery	-	-	21,424	22,501
Technical, scientific, and administrative consulting	1,314	1,103	18,558	17,884
Authorized and registered agents	-	-	18,011	15,915
Data processing and transmission	-	-	15,207	12,257
Administrative support services	-	-	13,186	11,552
Security	-	-	12,633	10,935
Travel	137	-	10,299	9,073
Telephone services	-	-	9,159	9,817
Civil maintenance services	-	-	7,917	4,583
Maintenance of easement areas	-	-	7,785	5,347
Personnel training	1	-	6,948	5,346
Customer service	-	-	5,423	3,961
Services in "green areas"	-	-	4,888	3,990
Vehicle maintenance and repairs	-	-	3,812	3,199
Satellite communication services	-	-	3,519	2,732
Freight services	-	-	3,236	2,889
Telephone operator services	-	-	2,631	2,273
Postal services	-	-	2,614	4,252
Auditing	1,484	1,536	2,300	2,248
Advertising	326	335	1,271	1,213
Other services	459	273	8,790	10,904
	3,721	3,247	244,662	217,411

67

f)      Provisions and reversals

.
		Parent Company		Consolidated
	30.09.2010	30.09.2009	30.09.2010	30.09.2009
Allowance for doubtful accounts (ADA)
ADA - customers and distributors (Note 5)	-	-	20,346	9,733
ADA - third-party services and other receivables	-	-	370	2,182
	-	-	20,716	11,915
Reserve (reversal) for litigation (Note 26)
Labor	-	-	49,380	29,892
Tax	8,985	(3,397)	19,754	(2,723)
Suppliers	-	-	1,467	1,329
Environmental	-	-	30	11
Customers	-	-	20	336
Regulatory	-	-	(7)	147
Civil and administrative law	6,265	(102)	(5,048)	24,457
	15,250	(3,499)	65,596	53,449
	15,250	(3,499)	86,312	65,364

g)     Other operating costs and expenses

.
		Consolidated
	30.09.2010	30.09.2009
Compensation for the use of water resources	88,980	49,705
Concession charge - ANEEL grant	32,610	27,429
Losses in the disposal and sale of assets	15,156	9,305
ANEEL Inspection Fee	15,005	11,527
Leases and rents	11,729	9,772
Reparations	11,296	40,906
Taxes	10,687	8,638
Insurance	5,565	4,693
Own power consumption	4,799	4,417
Advertising	2,765	2,218
Donations - Rouanet Law and children's and teenagers' rights fund - FIA	2,580	3,671
Cost and expense recovery	(36,658)	(33,533)
Other costs and expenses (revenues), net	6,857	6,505
	171,371	145,253

68

32         Interest Income (Expenses), Net

.
	Parent Company		Consolidated
	30.09.2010	30.09.2009	30.09.2010	30.09.2009
Interest income
Income from financial investments	17,672	34,738	116,267	131,792
Monetary variation of CRC transfer (Note 6)	-	-	96,927	(17,153)
Income from CRC transferred to State Gov. (Note 6)	-	-	59,960	63,162
Penalties on overdue bills	-	-	53,918	51,221
Interest on taxes paid in advance	6,626	2,140	13,758	5,879
Interest on deferred regulatory assets (CVA)	-	-	13,283	16,157
Fines	-	-	8,944	7,681
Interest and commissions on loan agreements	63,275	59,120	-	-
Other interest income	4,587	478	8,654	8,847
	92,160	96,476	371,711	267,586
(-) Interest expenses
Interest on loans and financing	67,773	75,979	94,641	118,300
Monetary and exchange variations	1	4	16,987	(4,609)
IOF tax	10	-	16,937	6,849
Interest on R&D and EEP	-	-	15,238	10,196
Interest on tax installments	7,251	-	11,482	-
PIS/PASEP and COFINS taxes on IOC	10,958	25,137	11,359	25,524
Interest on deferred regulatory liabilities (CVA)	-	-	6,087	1,478
Other interest expenses	-	1	11,109	1,751
	85,993	101,121	183,840	159,489
	6,167	(4,645)	187,871	108,097

33         Spot Market (CCEE)

The Wholesale Energy Market or MAE has ceased its operations, and as a consequence its activities, assets, and liabilities were absorbed on November 12, 2004 by the Electric Energy Trading Chamber (CCEE or Spot Market), a private corporate entity subject to ANEEL regulation and inspection.

COPEL has not recognized as actual and final the data concerning the sale of electric energy by COPEL Distribuição on the Wholesale Energy Market (MAE or Spot Market), currently CCEE, in 2000, 2001, and the first quarter of 2002. These figures were calculated according to criteria and amounts that take into account decisions by the Regulatory Agency which have been challenged by the Company both administratively and judicially.

The Company's claim is substantially based on the fact that it conducted power sale transactions, which should not serve as basis for calculations made by the regulatory agency, only to fulfill contractual obligations to customers on the southeastern market. The estimated amount of discrepancies in calculation was approximately R$ 1,385,000 (restated as of September 30, 2010), which has not been recognized by the Company as a supplier liability.

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Based on the opinion of its legal counsel, management considers it possible that the final rulings in these lawsuits will be favorable to the Company.

Current transactions at CCEE(1)

	Copel
	Geração e	Copel		UEG
	Transmissão	Distribuição	Elejor	Araucária		Consolidated
					30.09.2010	30.06.2010
Current assets (Note 5)
Until December 2009	-	14	-	105	119	1,006
From January through March 2010	-	-	-	-	-	28,572
From April through June 2010	-	-	-	-	-	26,082
From July through September 2010	22,703	-	-	-	22,703	-
	22,703	14	-	105	22,822	55,660
Current liabilities (Note 20)
From January through March 2010	-	-	-	-	-	3,899
From April through June 2010	-	-	-	-	-	7,671
From July through September 2010	-	21,670	434	-	22,104	-
	-	21,670	434	-	22,104	11,570

Changes in the CCEE balances (1)

	Outstanding			Outstanding
	balances	Payments	Additions	balances
	30.06.2010			30.09.2010
Current assets
Until December 2009	1,006	-	(887)	119
From January through March 2010	28,572	-	(28,572)	-
From April through June 2010	26,082	(22,085)	(3,997)	-
From July through September 2010	-	(17,992)	40,695	22,703
	55,660	(40,077)	7,239	22,822
(-) Current liabilities
From January through March 2010	3,899	-	(3,899)	-
From April through June 2010	7,671	(9,793)	2,122	-
From July through September 2010	-	(8,958)	31,062	22,104
	11,570	(18,751)	29,285	22,104
Net total	44,090	(21,326)	(22,046)	718

 (1) Unaudited information.

34         Financial Instruments

The use of financial instruments by the Company is restricted to Cash and Cash Equivalents, Customers and Distributors, Accounts Receivable from Government Agencies, Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná, Bonds and Securities, Collaterals and Escrow Accounts, Loans and Financing, Debentures, and Suppliers.

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a)     Market Value of Financial Instruments

The market values of the Company’s main financial instruments as of September 30, 2010, which were close to their carrying values, are shown below:

Financial instruments
Consolidated	Market value		Book value
	30.09.2010	30.09.2010	30.06.2010
Cash and cash equivalents	1,867,236	1,867,236	1,476,519
Customers and distributors (1)	1,060,783	1,060,783	1,023,129
Accounts receivable from government agencies (1)	158,902	158,902	140,307
CRC transferred to State Government (2)	1,314,640	1,314,640	1,296,238
Bonds and securities (3)	115,357	115,373	47,348
Collaterals and escrow accounts - bonds (3)	118,262	118,261	115,666
Loans and financing (4)	1,239,449	1,239,449	918,426
Debentures (5)	603,624	605,020	618,699
Suppliers - Eletrobrás (Itaipu) (1)	75,762	75,762	80,263
Suppliers - Petrobras (Compagas) (1)	27,394	27,394	27,549
Other suppliers (1)	609,227	609,227	597,970

1)     Amounts recognized at nominal realization value and similar to market values.

2)     This amount represents the transfer to the Government of the State of Paraná of credits owed by the Federal Government, under a specific agreement, similar to a loan, yielding interest of 6.65% p.a., plus restatement according to the variation of the IGP-DI inflation index.  Thus, the value of this asset is determined by rates set by the market, and it is shown at present value.

3)     The market values of quotas in investment funds have been calculated according to criteria established by the respective by-laws and ratified by the managing banks.

4)     All loan agreements signed by the Company provide for restatement of balances according to market indicators. Thus, the balance of loans and financing is shown at present value.

5)     The market value of the Company’s debentures was calculated according to the Unit Price quote on September 30, 2010, obtained from the National Association of the Financial Market Institutions (ANDIMA).

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b)    Risk Factors

1)     Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely tied to factors that are either internal or external to COPEL. To minimize this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, tied to real estate or personal securities whenever possible.

Doubtful accounts are properly covered by provisions to offset potential losses in their realization.

2)     Foreign currency risk

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobrás (Itaipu) is recorded under the account for compensation of Portion A as invoices are paid and it is passed on to customers in COPEL Distribuição's annual rate reviews.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency risk is shown below:

.			Net
	Assets	Liabilities	exposure
			30.09.2010
Collaterals and escrow accounts	27,216	-	27,216
Loans and financing	-	(69,988)	(69,988)
Suppliers
Eletrobrás (Itaipu)	-	(75,762)	(75,762)
Petrobras (purchase of gas by Compagas)	-	(27,394)	(27,394)
	27,216	(173,144)	(145,928)

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

72

The baseline takes into account the existing balances in each account as of September 30, 2010, and the likely scenario takes into account the balances subject to the exchange rate variations (end-of-period R$/US$ rates) estimated as market average projections for 2010 according to the Focus Report issued by the Brazilian Central Bank on October 1, 2010. The adverse and remote scenarios take into account deterioration of 25% and 50%, respectively, compared to the likely scenario in the main risk factor for each financial instrument.

.		Baseline	Projected scenarios - Dec. 2010
	Risk	30.09.2010	Likely	Adverse	Remote
.
Financial Assets
Collaterals and escrow accounts	USD devaluation	27,216	28,112	21,084	14,056
.		27,216	28,112	21,084	14,056
Financial Liabilities
Loans and financing
IDB (1)	USD appreciation	9,208	9,511	11,889	14,267
STN	USD appreciation	60,757	62,757	78,447	94,136
Eletrobrás	USD appreciation	23	24	30	36
		69,988	72,292	90,366	108,439
(1) Calculation does not take into account the influence of fluctuations in the IDB currency basket

3)     Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continued to monitor interest rates and market indicators, in order to assess the potential need for such transactions as a way of protecting against such risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

.			Net
	Assets	Liabilities	exposure
			30.09.2010
Financial investments	1,808,333	-	1,808,333
CRC transferred to State Government	1,314,640	-	1,314,640
Loans and financing	-	(1,169,461)	(1,169,461)
Debentures	-	(605,020)	(605,020)
	3,122,973	(1,774,481)	1,348,492

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

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The baseline takes into account the existing balances in each account as of September 30, 2010, and the likely scenario takes into account the indicators (CDI/SELIC, IGP-DI, IGP-M, and TJLP) estimated as market average projections for 2010 according to the Focus Report issued by the Brazilian Central Bank on October 1, 2010. The adverse and remote scenarios take into account deterioration of 25% and 50%, respectively, compared to the likely scenario in the main risk factor for each financial instrument.

.		Baseline	Projected scenarios - Dec. 2010
Transaction	Risk	30.09.2010	Likely	Adverse	Remote
.
Financial assets
Financial investments	Lower CDI/SELIC	1,808,333	1,874,461	1,857,923	1,841,410
CRC transferred to State Government	Lower IGP-DI	1,314,640	1,330,945	1,302,411	1,273,877

.		3,122,973	3,205,406	3,160,334	3,115,287
Financial liabilities
Loans and financing
Banco do Brasil	Higher CDI	685,894	703,628	707,858	712,014
Eletrobrás - Finel	Higher IGP-M	185,109	185,678	185,539	187,400
Eletrobrás - RGR	No Risk (1)	110,763	110,763	110,763	110,763
BNDES - Compagás	Higher TJLP	7,963	8,080	8,109	8,137
Finep	Higher TJLP	7,100	7,204	7,230	7,255
BNDES – Copel Geração e Transmissão	Higher TJLP	86,287	87,553	87,861	88,166
Banco do Brasil – transfer of BNDES funds	Higher TJLP	86,345	87,612	87,920	88,225
.		1,169,461	1,190,518	1,195,280	1,201,960
.
Debentures	Higher CDI	605,020	620,663	624,394	628,060

		1,774,481	1,811,181	1,819,674	1,830,020
(1) Loan restated according to the UFIR rate

4)     Accelerated maturity risk

This risk results from the potential breach of restrictive contract provisions, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

5)     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

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According to the 2010 Annual Power Operation Plan, published annually at www.ons.org.br, the National System Operator projects a safe situation in terms of supply to the power market over the next 5 years, from May 2010 until December 2014. The parameter for supply guarantee established by the National Energy Policy Council (CNPE), which corresponds to risk of energy deficit below 5%, is easily met in all regions over the five year period in a scenario of average GDP growth of 5% a year, between 2011 and 2014. Even in the event of adverse hydrological conditions, market supply will be guaranteed by the application of Short-Term Operating Procedures (POCP), approved by CMSE, which may trigger additional thermal generation dispatch and maximization of exchanges to ensure safety reserves in reservoirs at the end of each dry season (1).

(1) Unaudited information.

6)     Risk of non-renewal of concessions

COPEL holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("costly concession"), current profitability and activity levels may be affected.

7)     Financial instruments - derivatives

Pursuant to CVM Ruling no. 550, dated October 17, 2008, COPEL reviewed its transactions and did not identify any derivative instruments.

8)     Risk of failure to meet the construction schedule under Concession Contract no. 001/2007 – MME – Mauá Power Plant

In the event of failure to observe the construction schedule for the Mauá Power Plant, the members of Consórcio Energético Cruzeiro do Sul are subject to the fines established in the applicable legislation, particularly those established under ANEEL resolutions. In addition to penalties, the members of the consortium are liable to fulfill the power sale agreements signed in the regulated environment (CCEARs), pursuant to ANEEL regulation.

Delays in the delivery of power from the Mauá Power Plant will need to be attributable to court orders which prevented the beginning of construction or interrupted it, i.e., an obligation affected by the acts of third-parties, particularly those of the government, or to an act of God or force majeure. In these circumstances, the concession contract itself provides for the waiver of liability of the concession holders.

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35         Related-Party Transactions

b)     Parent Company

						Parent Company
Related party / Nature of operation		Assets		Liabilities		Income
	30.09.2010	30.06.2010	30.09.2010	30.06.2010	30.09.2010	30.09.2009
Senior management
Wages, social charges, and others (Note 31.c)	-	-	-	-	(5,030)	(5,003)
Pension and healthcare contributions (Note 22)	-	-	-	-	(270)	(142)
.

The main transactions between the Parent Company and its subsidiaries and investees are shown in Note 14, Receivables from Related Parties, and Note 15, Investments.

The Parent Company became in 2002 guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of September 30, 2010, the outstanding debt balances were R$ 28,180 and R$ 17,110, respectively.

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c)     Consolidated

						Consolidated
Related party / Nature of operation		Assets		Liabilities		Income
	30.09.2010	30.06.2010	30.09.2010	30.06.2010	30.09.2010	30.09.2009
Controlling shareholders
State of Paraná
Electricity bill installments (1)	38,842	37,871	-	-	1,177	3,330
Luz Fraterna Program (2)	4,463	4,025	-	-	-	-
Telecom bill installments (1)	4,675	4,160	-	-	166	454
Wages/charges of transferred employees (3)	2,302	2,307	-	-	-	-
CRC (Note 6)	1,314,640	1,296,238	-	-	156,887	46,009
ICMS (VAT) (Note 7.2)	115,496	117,774	179,417	152,882	-	-
.
BNDES (4)
Financing for investments in gas pipelines (N. 18.e)	-	-	7,963	9,596	(773)	(776)
Financing for the Mauá HPP and its Associated
Transmission System (Note 18.g)	-	-	86,287	86,270	(4,435)	(928)
.
Investees
Dona Francisca Energética
Purchase of electricity (5)	-	-	4,936	4,936	(44,922)	(45,169)
Dividends receivable by COPEL	44	28	-	-	-	-
.
Sanepar
Dividends receivable by Dominó Holdings	3,684	3,684	-	-	-	-
.
Senior management
Wages, social charges, and others (Note 31.c)	-	-	-	-	(7,643)	(7,467)
Pension and healthcare contributions (Note 22)	-	-	-	-	(298)	(142)
.
Other related parties
Petrobras
Lease of Araucária TPP (Note 1)	10,041	2,169	-	-	29,571	38,933
Suppy and transport of gas (6)	200	545	-	-	6,376	9,946
Purchase of gas for resale (6)	-	-	27,394	27,549	(104,317)	(101,627)
Advance payment to suppliers (6)	10,662	10,800	-	-	-	-
Dividends payable (6)	-	-	639	1,098	-	-
.
Dutopar Participações Ltda (7)
Dividends payable	-	-	639	1,098	-	-
.
Fundação Copel
Rent of administrative facilities	-	-	-	-	(6,220)	(5,695)
Pension and healthcare plans (Note 22)	-	-	383,943	381,177	-	-
.
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (8)
Services rendered and R&D	30,096	28,793	136	106	(6,925)	(7,620)
.

The amounts resulting from the operating activities of COPEL Distribuição involving related parties are billed at the rates approved by ANEEL, and those of COPEL Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)     Agreement for renegotiation of power bills and Luz Fraterna Program bills with COPEL Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with COPEL Telecomunicações, in the amount of R$ 12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated according to the SELIC interest rate, generating the financial revenues shown in the table above.

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2)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month.  This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to COPEL.

3)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,036 in connection with the balances as of September 30, 2010 and June 30, 2010.

4)     BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 18.

5)     Power purchase agreement signed by Dona Francisca Energética and COPEL Geração e Transmissão, expiring on October 6, 2015.

6)     These balances refer to transactions with Petrobras, which holds a 24.5% interest in Compagas, and with its subsidiaries, Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. – Gaspetro.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, and are covered by a future compensation clause. Compagas has the right to receive gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagas management believes the company will consume the accumulated gas volumes as of December 31, 2009 in the next fiscal years.

7)     Dutopar Participações Ltda. holds 24.5% of Compagas’ share capital.

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8)     The Institute of Technology for Development (LACTEC) was constituted on February 6, 1997 as a nonprofit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: COPEL, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

LACTEC has service and R&D contracts with COPEL Geração e Transmissão and COPEL Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

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36         Financial Statements by Wholly-Owned Subsidiaries

Shown below are the financial statements, reclassified for purposes of standardization of the chart of accounts, as of September 30, 2010, of the following subsidiaries of COPEL: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), Copel Empreendimentos (CEM), Centrais Eólicas (CEO), and Dominó Holdings (DOM). In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form.

ASSETS 30.09.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
TOTAL ASSETS	5,755,568	6,569,622	288,139	294,875	664,179	656,071	10,514	323,298
CURRENT ASSETS	1,358,995	2,050,339	60,291	82,454	119,667	155,981	9,173	5,034
Cash and cash equivalents	1,008,338	534,538	24,356	52,136	79,462	129,020	8,785	1,081
Customers and distributors, net	206,774	945,720	-	-	15,378	-	162	-
Telecommunications services, net	-	-	20,145	-	-	-	-	-
Distribution of piped gas	-	-	-	26,937	-	-	-	-
Dividends receivable	4,480	-	-	-	-	-	-	3,684
Construction in progress	21,827	85,503	-	-	649	-	-	-
CRC transferred to the State Government	-	55,163	-	-	-	-	-	-
Income tax and social contribution paid in adv.	-	54,085	-	-	-	16,687	225	262
Deferred income tax and social contribution	15,779	57,831	1,286	-	-	-	-	-
Other taxes	4,149	25,426	2,359	564	-	79	-	-
CVA regulatory assets	-	142,623	-	-	-	-	-	-
Other regulatory assets	-	3,640	-	-	-	-	-	-
Bonds and securities	501	10,390	-	-	-	29	-	-
Collaterals and escrow accounts	75,020	19,617	-	388	23,652	-	-	-
Other receivables	14,419	40,047	1,596	1,163	526	10,166	1	7
Inventories	7,708	75,756	10,549	1,266	-	-	-	-
NONCURRENT ASSETS	4,396,573	4,519,283	227,848	212,421	544,512	500,090	1,341	318,264
Long-term receivables	200,409	1,757,847	12,047	29,031	158	249	-	94
Customers and distributors, net	-	48,886	-	-	-	-	-	-
Distribution of piped gas	-	-	-	17,117	-	-	-	-
CRC transferred to the State Government	-	1,259,477	-	-	-	-	-	-
Deferred income tax and social contribution	75,232	250,463	5,791	532	-	-	-	-
Other taxes	8,675	69,181	6,256	-	-	-	-	-
CVA regulatory assets	-	17,532	-	-	-	-	-	-
Bonds and securities	104,452	-	-	-	-	-	-	-
Collaterals and escrow accounts	-	27,216	-	-	-	-	-	-
Judicial deposits	10,172	81,768	-	181	158	249	-	94
Advance payments to suppliers	-	-	-	10,662	-	-	-	-
Other receivables	1,878	3,324	-	539	-	-	-	-
Investments	393,898	4,235	-	2	-	-	-	315,799
Property, Plant, and Equipment	3,726,965	2,672,750	205,149	181,978	541,463	499,835	1,341	-
Intangible Assets	75,301	84,451	10,652	1,410	2,891	6	-	2,371

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LIABILITIES 30.09.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM
TOTAL LIABILITIES	5,755,568	6,569,622	288,139	294,875	664,179	656,071	10,514	323,298
CURRENT LIABILITIES	913,234	1,364,890	33,893	57,902	62,578	3,775	6,455	3,725
Loans and financing	45,391	18,747	-	6,336	-	-	-	-
Suppliers	114,203	442,429	11,542	27,646	4,858	3,036	2	2
Income tax and social contribution	112,141	-	288	15,444	11,598	-	-	-
Deferred income tax and social contribution	-	48,648	-	-	-	-	-	-
Other taxes	4,696	196,362	3,879	2,288	1,228	402	53	2
Dividends payable	515,121	206,481	6,671	2,607	-	-	6,400	3,715
Payroll and labor provisions	41,051	124,951	10,418	2,615	144	72	-	6
Post-employment benefits	6,209	16,120	999	-	-	-	-	-
CVA regulatory liabilities	-	107,943	-	-	-	-	-	-
Other regulatory liabilities	30,068	1,304	-	-	-	-	-	-
Regulatory charges	3,746	54,600	-	-	-	-	-	-
R&D and EEP	9,352	100,225	-	-	3,336	244	-	-
Concession charge - ANEEL grant	-	-	-	-	40,813	-	-	-
Other accounts payable	31,256	47,080	96	966	601	21	-	-
LONG-TERM LIABILITIES	829,563	1,920,399	15,697	10,944	288,261	3,794	-	-
Loans and financing	327,386	506,765	-	1,627	-	-	-	-
Contingencies and reserve for litigation	204,339	251,571	897	344	345	3,053	-	-
Investees and subsidiaries	-	701,077	-	-	287,916	-	-	-
Suppliers	170,107	-	-	-	-	-	-	-
Deferred income tax and social contribution	-	6,431	-	7,610	-	-	-	-
Other taxes	-	50,850	-	-	-	741	-	-
Post-employment benefits	98,127	246,623	14,800	1,006	-	-	-	-
CVA regulatory liabilities	-	49,903	-	-	-	-	-	-
Other regulatory liabilities	-	1,925	-	-	-	-	-	-
R&D and EEP	26,905	105,254	-	-	-	-	-	-
Other accounts payable	2,699	-	-	357	-	-	-	-
SHAREHOLDERS' EQUITY	4,012,771	3,284,333	238,549	226,029	313,340	648,502	4,059	319,573
Stock capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserves	-	-	-	-	1,322	-	-	-
Legal reserve	155,706	82,274	1,886	12,746	2,017	-	-	13,700
Retained earnings for investments	-	468,552	22,815	38,137	28,747	-	-	175,516
Accrued income (losses)	351,071	108,666	19,093	39,203	31,804	(58,938)	998	16,989
Adv. payment for future capital increase	-	-	-	-	180,000	-	-	-
81

STATEMENT OF OPERATIONS 30.09.2010	GET	DIS	TEL	COM	ELE	UEG	CEM	CEO	DOM

OPERATING REVENUES	1,396,200	5,586,557	126,419	230,501	142,894	29,570	-	1,062	-
Elecricity sales to final customers	127,960	2,519,019	-	-	-	-	-	-	-
Electricity sales to distributors	1,089,938	49,434	-	-	142,894	-	-	1,062	-
Charges for the use of the power grid	153,888	2,969,404	-	-	-	-	-	-	-
Telecommunications revenues	-	-	126,419	-	-	-	-	-	-
Distribution of piped gas	-	-	-	226,815	-	-	-	-	-
Leases and rents	857	39,029	-	-	-	29,571	-	-	-
Other operating revenues	23,557	9,671	-	3,686	-	(1)	-	-	-
DEDUCTIONS FROM OPERATING REVENUES	(200,414)	(2,386,827)	(23,088)	(47,371)	(7,142)	(2,736)	-	(347)	-
NET OPERATING REVENUES	1,195,786	3,199,730	103,331	183,130	135,752	26,834	-	715	-
OPERATING COSTS AND EXPENSES	(592,365)	(3,182,122)	(71,285)	(127,514)	(65,821)	(39,137)	(38)	(213)	(993)
Energy purchased for resale	(42,206)	(1,847,923)	-	-	(434)	-	-	-	-
Charges for the use of the power grid	(139,644)	(396,459)	-	-	(6,109)	(9,650)	-	-	-
Personnel and management	(131,802)	(376,486)	(28,558)	(8,150)	(1,288)	(498)	-	-	(22)
Pension and healthcare plans	(18,693)	(55,059)	(3,648)	(701)	-	-	-	-	-
Materials and supplies	(13,582)	(46,384)	(1,035)	(237)	(179)	(57)	-	-	-
Raw materials and supplies for generation	(17,512)	-	-	-	-	(1,667)	-	-	-
Natural gas and supplies for gas business	-	-	-	(104,417)	-	-	-	-	-
Third-party services	(51,891)	(203,042)	(11,949)	(4,149)	(6,660)	(2,818)	(2)	(43)	(400)
Depreciation and amortization	(99,934)	(134,040)	(24,604)	(7,356)	(12,293)	(24,286)	-	(156)	(547)
Provisions and reversals	11,125	(82,892)	883	(23)	(155)	-	-	-	-
Concession charge - ANEEL grant	-	-	-	-	(32,609)	-	-	-	-
Other operating costs and expenses	(88,226)	(39,837)	(2,374)	(2,481)	(6,094)	(161)	(36)	(14)	(24)
GROSS OPERATING INCOME (LOSSES)	603,421	17,608	32,046	55,616	69,931	(12,303)	(38)	502	(993)
Interest income (expenses)	36,413	149,949	3,180	3,846	(21,807)	9,540	352	559	(328)
Result of equity in investees	(708)	-	-	-	-	-	(9,246)	-	21,980
OPERATING INCOME (LOSSES)	639,126	167,557	35,226	59,462	48,124	(2,763)	8,932	1,061	20,659
Provision for income tax and s. contribution	(186,802)	(189,389)	(10,110)	(20,267)	(16,320)	-	(63)	(63)	(2)
Deferred income tax and social contribution	6,998	130,498	465	8	-	-	-	-	-
INCOME (LOSSES) FOR THE PERIOD	459,322	108,666	25,581	39,203	31,804	(2,763)	8,995	998	20,657

37         Statement of Operations Broken Down by Company

      In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form for the quarter ended on 30.09.10, not taking into account the results of equity in the Parent Company’s subsidiaries.

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STATEMENT OF OPERATIONS 30.09.2010	GET	DIS	TEL	COM	ELE	UEG	Other	Parent Company	Subtractions and noncontrolling interests	Consolidated

OPERATING REVENUES	1,396,200	5,586,557	126,419	230,501	142,894	29,570	1,062	-	(295,843)	7,217,360
Electricity sales to final customers	127,960	2,519,019	-	-	-	-	-	-	(3,484)	2,643,495
Electricity sales to distributors	1,089,938	49,434	-	-	142,894	-	1,062	-	(192,637)	1,090,691
Charges for the use of the power grid	153,888	2,969,404	-	-	-	-	-	-	(62,293)	3,060,999
Telecommunications revenues	-	-	126,419	-	-	-	-	-	(31,866)	94,553
Distribution of piped gas	-	-	-	226,815	-	-	-	-	-	226,815
Leases and rents	857	39,029	-	-	-	29,571	-	-	(900)	68,557
Other operating revenues	23,557	9,671	-	3,686	-	(1)	-	-	(4,663)	32,250
DEDUCTIONS FROM OPERATING REVENUES	(200,414)	(2,386,827)	(23,088)	(47,371)	(7,142)	(2,736)	(347)	-	-	(2,667,925)
NET OPERATING REVENUES	1,195,786	3,199,730	103,331	183,130	135,752	26,834	715	-	(295,843)	4,549,435
OPERATING COSTS AND EXPENSES	(592,365)	(3,182,122)	(71,285)	(127,514)	(65,821)	(39,137)	(1,244)	(25,261)	295,843	(3,808,906)
Energy purchased for resale	(42,206)	(1,847,923)	-	-	(434)	-	-	-	192,637	(1,697,926)
Charges for the use of the power grid	(139,644)	(396,459)	-	-	(6,109)	(9,650)	-	-	62,293	(489,569)
Personnel and management	(131,802)	(376,486)	(28,558)	(8,150)	(1,288)	(498)	(22)	(5,030)	-	(551,834)
Pension and healthcare plans	(18,693)	(55,059)	(3,648)	(701)	-	-	-	(270)	-	(78,371)
Materials and supplies	(13,582)	(46,384)	(1,035)	(237)	(179)	(57)	-	(9)	-	(61,483)
Raw materials and supplies for generation	(17,512)	-	-	-	-	(1,667)	-	-	-	(19,179)
Natural gas and supplies for gas business	-	-	-	(104,417)	-	-	-	-	-	(104,417)
Third-party services	(51,891)	(203,042)	(11,949)	(4,149)	(6,660)	(2,818)	(445)	(3,721)	40,013	(244,662)
Depreciation and amortization	(99,934)	(134,040)	(24,604)	(7,356)	(12,293)	(24,286)	(703)	(566)	-	(303,782)
Provisions and reversals	11,125	(82,892)	883	(23)	(155)	-	-	(15,250)	-	(86,312)
Concession charge - ANEEL grant	-	-	-	-	(32,609)	-	-	-	-	(32,609)
Compensation for use of water resources	(83,891)	-	-	-	(5,089)	-	-	-	-	(88,980)
Other operating costs and expenses	(4,335)	(39,837)	(2,374)	(2,481)	(1,005)	(161)	(74)	(415)	900	(49,782)
GROSS OPERATING INCOME (LOSSES)	603,421	17,608	32,046	55,616	69,931	(12,303)	(529)	(25,261)	-	740,529
Interest income (expenses)	36,413	149,949	3,180	3,846	(21,807)	9,540	583	6,167	-	187,871
Equity in results of investees	-	-	-	-	-	-	21,980	43,549	-	65,529
OPERATING INCOME (LOSSES)	639,834	167,557	35,226	59,462	48,124	(2,763)	22,034	24,455	-	993,929
Provision for income tax and s. contribution	(186,802)	(189,389)	(10,110)	(20,267)	(16,320)	-	(128)	(6,317)	-	(429,333)
Deferred income tax and social contribution	6,998	130,498	465	8	-	-	-	1,510	-	139,479
Non-controlling shareholders' interests	-	-	-	-	-	-	-	-	(28,198)	(28,198)
INCOME (LOSSES) FOR THE PERIOD	460,030	108,666	25,581	39,203	31,804	(2,763)	21,906	19,648	(28,198)	675,877

38         Statement of Added Value

For the periods ended on September 30, 2010 and September 30, 2009:

	Consolidated
	30.09.2010	30.09.2009
Revenues
Sales of electricity, services, and other revenues	7,217,360	6,442,727
Allowance for doubtful accounts	(20,716)	(11,915)
Other operating revenues (expenses)	(15,454)	(11,023)
Total	7,181,190	6,419,789

( - ) Supplies acquired from third parties
Energy purchased for resale	1,852,197	1,365,280
Charges for the use of the power grid ( - ) ESS	488,509	417,537
Materials, supplies, and services from third-parties	335,771	290,862
Natural gas and supplies for the gas business	132,566	129,980
Emergency capacity charges and PROINFA	9,994	214
Other	95,045	107,960
Total	2,914,082	2,311,833

( = ) GROSS ADDED VALUE	4,267,108	4,107,956

( - ) Depreciation and amortization	303,782	292,980

( = ) NET ADDED VALUE	3,963,326	3,814,976

( + ) Transferred Added Value
Interest income	371,711	272,195
Result of equity in subsidiaries and investees	65,529	27,245
Total	437,240	299,440

ADDED VALUE TO DISTRIBUTE	4,400,566	4,114,416
(next page)

83

(continued)
Consolidated
	30.09.2010%		30.09.2009%
DISTRIBUTION OF ADDED VALUE:

Personnel
Salaries and wages	370,524		359,667
Pension and healthcare plans	78,370		(16,934)
Meal assistance and education allowance	44,836		40,886
Social charges - FGTS	29,603		28,574
Labor indemnifications (reversal)	13,958		15,227
Profit sharing	42,266		49,497
Transfer to construction in progress	(54,078)		(58,142)
Total	525,479	11.9	418,775	10.2

Government
Federal	1,478,949		1,356,294
State	1,511,314		1,305,554
Municipal	2,273		2,097
Total	2,992,536	68.0	2,663,945	64.7

Financing agents
Interests and penalties	166,747		156,884
Leases and rents	11,729		9,772
Total	178,476	4.1	166,656	4.1

Shareholders
Non-controlling shareholders' interests	28,198		18,607
Return on capital	85,000		168,000
Retained earnings	590,877		678,433
Total	704,075	16.0	865,040	21.0

	4,400,566		4,114,416
The accompanying notes are an integral part of these financial statements.

39         Subsequent Event

The 3rd Fiscal Court of Curitiba, in a ruling published on October 20, 2010, rejected COPEL Distribuição’s appeal in lawsuit no. 28,995/2006 and accepted the request for withdrawal of the judicial deposit in the amount of R$ 35,913 (as of June 24, 2010), upon the pledge by plaintiff Energética Rio Pedrinho S.A. of a financial guaranty issued by Banco Bradesco S.A. COPEL’s appeals in a class action and an annulment action, disputing this debt, are pending before the 4th District Regional Federal Court.

84

 COMMENTS ON THE PERFORMANCE OF THE COMPANY IN THE QUARTER

(In thousands of reais, except where otherwise indicated)

1  Distribution

Customer connections – In September 2010, COPEL supplied 3,718,939 customers (3,592,901 in September 2009), with an increase of 126,038 customers (3.5%) over the past 12 months.

Compact-design distribution lines – COPEL has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology helps to preserve the environment, as trees in the vicinity of power grids do not need to be cut off or severely trimmed, and to improve the quality of power supply by reducing the number of unplanned outages. The total length of urban compact-design distribution lines in operation as of September 2010 was 2,018 km (1,801 km as of September 2009), with an increase of 217 km (12.0%) over the past 12 months.

Secondary Isolated Lines – COPEL has also invested in low-voltage (127/220 V) secondary isolated lines, which offer such significant advantages over regular overhead lines as:

- improvement in DEC and FEC distribution performance indicators;

- defense against illegal connections;

- improved environmental conditions and reduced tree areas subject to trimming;

- improved safety;

- reduced voltage drops throughout the grid; and

- increased transformer useful life due to the reduction of short-circuits, among other advantages.

The total length of secondary isolated lines in operation as of September 2010 was 5,937 km (4,598 km as of September 2009), with an increase of 1,339 km (29.1%) over the past 12 months.

Market breakdown – The generation of energy by COPEL in the first nine months of 2010 was 19,283.3 GWh (11,400.5 GWh in the same period of 2009). The Company purchased 12,404.7 GWh from CCEAR (auction) (against 11,539.9 GWh in the same period of 2009) and 3,969.0 GWh from Itaipu (against 4,022.6 GWh in the same period of 2009), as shown in the flowchart below:

85

Energy Sales (MWh) – The following table features COPEL’s total energy sales, including those by COPEL Distribuição and those by COPEL Geração e Transmissão:

86

Category			In MWh
	Jan-Sep 2010	Jan-Sep 2009	Variation
Copel Distribuição
Captive Market	15,981,461	14,969,574	6.8%
Residential	4,446,297	4,220,068	5.4%
Industrial	5,320,432	4,914,779	8.3%
Commercial	3,345,706	3,097,327	8.0%
Rural	1,336,298	1,258,828	6.2%
Other	1,532,728	1,478,572	3.7%
Concession and permission holders	426,169	389,840	9.3%
CCEE (Spot)	1,531	180,748	-99.2%
Total for COPEL Distribuição	16,409,161	15,540,162	5.6%

Copel Geração e Transmissão
CCEAR (Copel Distribuição)	916,521	852,437	7.5%
CCEAR (other utilities)	9,862,201	9,930,446	-0.7%
Adjustment Auction (Copel Distribuição)	-	236,142	-
Free customers	772,562	802,870	-3.8%
Bilateral contracts	1,188,922	778,242	52.8%
CCEE (Spot)	88,085	259,586	-66.1%
Total for Copel Geração e Transmissão	12,828,291	12,859,723	-0.2%
Total	29,237,452	28,399,885	2.9%
Obs.: This does not include energy made available through the Energy Reallocation Mechanism (MRE)
CCEE (Spot): Electric Energy Trading Chamber (Spot Market)
CCEAR: Energy Trading Agreements in the Regulated Environment

COPEL Distribuição’s Captive Market – COPEL’s captive market, which consumed 15,982 GWh, increased 6.8% in the period of January through September 2010 compared to the same period of 2009.

Residential customers consumed 4,446 GWh, with 5.4% growth, as a result of a 3.5% increase in the number of customers, a stable formal job market, and increased wages. This customer category accounted for 27.8% of COPEL’s captive market consumption. At the end of the period, COPEL recorded 2,933,515 residential customers.

Industrial customers consumed 5,320 GWh, with an 8.3% increase on account of the economic recovery. This customer category accounted for 33.3% of COPEL’s captive market consumption. At the end of the third quarter of 2010, COPEL supplied power to 66,820 captive industrial customers.

Commercial customers consumed 3,346 GWh, with 8.0% growth, also influenced by higher incomes. This customer category accounted for 20.9% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 306,938 commercial customers.

Rural customers consumed 1,336 GWh, with 6.2% growth, on account of the 4.3% increase in the number of customers and the economic recovery. This customer category accounted for 8.4% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 362,453 rural customers.

87

The other consumption categories (public agencies, public lighting, public services, and own consumption) consumed 1,533 GWh, with 3.7% growth. These categories accounted for 9.6% of COPEL’s captive market consumption. At the end of the quarter, COPEL supplied power to 49,213 customers in these categories.

Number of customers – The number of final customers (captive customers of COPEL Distribuição plus free customers supplied by COPEL Geração e Transmissão) billed in September 2010 was 3,718,949, representing growth of 3.5% over the same month of 2009.

Category			Customers
	September 2010	September 2009	Variation
Residential	2,933,515	2,833,600	3.5%
Industrial	66,820	66,078	1.1%
Commercial	306,938	297,769	3.1%
Rural	362,453	347,516	4.3%
Other	49,213	47,938	2.7%
Total for captive customers	3,718,939	3,592,901	3.5%
Free customers - Copel Geração e Transmissão	10	12	-16.7%
Total	3,718,949	3,592,913	3.5%

2  Management

Workforce – COPEL’s workforce at the end of the first nine months of 2010 amounted to 8,950 employees assigned to the Company’s wholly-owned subsidiaries and 131 employees assigned to the companies controlled by COPEL, as follows:

		Employees
	September 2010	September 2009
Wholly-owned subsidiaries
Copel Geração e Transmissão	1,680	1,643
Copel Distribuição	6,785	6,554
Copel Telecomunicações	485	411
	8,950	8,608
Subsidiaries
Compagas	115	104
Elejor	7	6
UEG Araucária	9	3
	131	113

3  Stock Market

From January through September 2010, COPEL’s common shares (ON) (code CPLE3) and class B preferred shares (PNB - code CPLE6) were traded on 90% and 100%, respectively, of the São Paulo Stock, Commodities, and Futures Exchange (BM&FBOVESPA S.A.) trading sessions.

88

COPEL’s free floating shares accounted for 45.0% of the Company’s stock capital. Out of the 68 securities that make up the Ibovespa index, COPEL’s class B shares accounted for 0.56% of the portfolio, with a Beta index of 0.46.

COPEL also accounts for 6.1% of the IEE (Electric Energy Index) portfolio

Furthermore, COPEL accounted for 1.0% of BOVESPA’s Corporate Sustainability Index (ISE).

As reported by BM&FBOVESPA, the closing price of COPEL’s common shares on the last trading day of the period was R$ 33.90 (a negative variation of 7.1%), and class B preferred shares were traded at R$ 37.25 (a positive variation of 0.6%). From January through September 2010, the Ibovespa index increased 1.2%.

On the New York Stock Exchange (NYSE), COPEL’s class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the code ELP, on 100% of the trading sessions, with a closing price of US$ 22.25 and 3.7% positive variation. Over this period, the Dow Jones index increased 3.4%.

On LATIBEX (The Euro Market for Latin-American Securities at the Madrid Stock Exchange), COPEL’s Class B preferred shares were traded, under the symbol XCOP, on 99% of the trading sessions, with a closing price of € 16.10 and a positive variation of 8.6%.

.
Stock performance - January through September 2010	Common Shares		Class B Preferred Shares
	Total	Daily average	Total	Daily average
Bovespa
Trades	1,859	11	359,624	1,933
Number of shares	1,974,700	11,754	111,978,500	602,035
Volume (in thousands of reais)	69,696	415	4,130,462	22,207
Trading sessions	168	90%	186	100%
Nyse
Number of shares	40,995	651	94,213,810	501,137
Volume (in thousands of dollars)	791	13	1,969,945	10,478
Trading sessions	63	34%	188	100%
Latibex
Number of shares	-	-	400,491	2,153
Volume (in thousands of euros)	-	-	6,325	34
Trading sessions	-	-	186	99%

4  Rates

The average rate for sales to final customers in September 2010 reached R$ 243.10/MWh, representing an 11.5% increase compared with the rate effective in September 2009.

Average rates for sales to final customers are shown below:

89

Average rates to final customers (a)			R$/MWh
	September 2010	September 2009	Variation
Residential	294.14	270.82	8.6%
Industrial (b)	217.29	191.11	13.7%
Commercial	261.46	234.13	11.7%
Rural	173.65	156.80	10.7%
Others	204.04	177.42	15.0%
	243.10	218.11	11.5%
(a) Net of ICMS (VAT)
(b) Does not include free customers

The main rates for power purchased by COPEL are shown below:

Rates for electricity purchases			R$/MWh
	September 2010	September 2009	Variation
Itaipu	91.20	92.33	-1.2%
Auction - CCEAR 2005-2012	74.49	70.82	5.2%
Auction - CCEAR 2006-2013	87.12	82.88	5.1%
Auction - CCEAR 2007-2014	96.42	91.99	4.8%
Auction - CCEAR 2007-2014 (A-1)	124.59	118.41	5.2%
Auction - CCEAR 2008-2015	104.78	99.73	5.1%
Auction - CCEAR 2008-H30	131.21	124.66	5.3%
Auction - CCEAR 2008-T15 (a)	162.27	148.38	9.4%
Auction - CCEAR 2009-2016	117.22	112.08	4.6%
Auction - CCEAR 2009-H30	140.22	133.26	5.2%
Auction - CCEAR 2009-T15 (a)	158.59	145.01	9.4%
Auction – CCEAR 2010 – H30	137.33	-	-
Auction – CCEAR 2010 – T15 (a)	149.45	-	-

(a) Average auction price restated according to the IPCA inflation index. In practice, prices are composed of three elements: a fixed portion, a variable portion, and CCEE expenses. The cost of the latter two depends on facility dispatch pursuant to National System Operator scheduling.

The main rates for power sold by COPEL to distributors are shown below:

Rates for sales to distributors			R$/MWh
	September 2010	September 2009	Variation
Auction - CCEAR 2005-2012	73.92	70.51	4.8%
Auction - CCEAR 2006-2013	86.73	82.71	4.9%
Auction - CCEAR 2007-2014	96.74	92.38	4.7%
Auction - CCEAR 2008-2015	102.91	98.17	4.8%
Auction - CCEAR 2009-2016	118.11	112.68	4.8%
Utilities within Paraná	135.71	142.56	-4.8%

5  Economic and Financial Performance

Revenues (Note 29)

As of September 2010, net revenues from sales and/or services reached R$ 4,549,435, an amount 10.1% greater than the R$ 4,131,760 recorded from as of September 2009.

90

This increase resulted mostly from the following factors:

(i) an 11.7% increase in revenues from sales to final customers, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due to the expansion of the Company’s total market demand (6.8% of captive market growth in 2010);

(ii) an 8.6% increase in revenues from sales to distributors, mostly on account of the revenues from auction transactions and from the Electric Energy Trading Chamber (CCEE);

(iii) a 14.1% increase in revenues from the use of the power grid, mostly on account of increased TUSD (use of the distribution system) revenues;

(iv) a 24.3% increase in COPEL Telecomunicações’ revenues due to service to new customers and added services to existing ones; and

(v) a 14.2% reduction in other operating revenues, due mostly to lower revenues from the lease of the Araucária Thermal Power Plant.

Operating Costs and Expenses (Note 31)

At the end of September 2010, operating costs and expenses amounted to R$ 3,808,906, representing an increase of 24.6% over the R$ 3,056,062 recorded in the same period of 2009. The main variations were:

A 39.9% increase in electricity purchased for resale due mostly to increases in: (i) the CVA regulatory asset on energy sales, in the amount of R$ 239,161; (ii) electricity purchases at auctions, in the amount of R$ 125,518; (iii) purchases from Itaipu, in the amount of R$ 93,424; (iv) higher funds under PROINFA (the Program of Incentives to New Alternative Energy Sources), in the amount of R$ 34,139; (v) an offsetting reduction in electricity purchased at CCEE, in the amount of R$ 6,622; and (vi) an increase in PIS/PASEP and COFINS taxes on electricity purchases, in the amount of R$ 2,798..

An 11.5% increase in charges for the use of the power grid, due mostly to the R$ 49,362 increase in Basic Network charges.

A 562.8% increase was recorded under pension and healthcare plans – which amounted to R$ 78,371 as of September 2010 – compared to the same period last year. This increase was due to the final accrual of amounts set by the actuary for the pension plan.

 The 30.0% increase in materials compared to the same period of 2009 was due mostly to higher purchases of materials and supplies for the power grid, fuels and vehicle parts, and civil construction materials.

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The 12.5% increase in third-party services was due mostly to higher expenses with power grid maintenance, facility maintenance services, upkeep of easement areas, and data processing and transmission.

A 32.0% increase was recorded under provisions and reversals – which amounted to R$ 86,312 as of September 2010 – compared to the same period last year. This increase was due to accruals of R$ 8,801 under reserve for doubtful accounts and R$ 12,147 under reserve for litigation.

Interest Income (Expenses), Net (Note 32)

This item recorded a 38.9% increase, due mostly to higher monetary variations on the CRC balance, restated according to the variation of the IGP-DI inflation index, which was 8.0% as of September 2010.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) reached R$ 1,044,311 in September 2010, a figure 23.7% lower than the one recorded in the same period of last year (R$ 1,368,678), as shown below:

Calculation of EBITDA		Consolidated
	30.09.2010	30.09.2009
Net income for the period	675,877	846,433
Deferred IRPJ and CSLL	(139,479)	54,646
Provision for IRPJ and CSLL	429,333	291,354
Equity in results of investees	(65,529)	(27,245)
Interest expenses (income), net	(187,871)	(108,097)
Non-controlling shareholders' interests	28,198	18,607
EBIT	740,529	1,075,698
Depreciation and amortizaion	303,782	292,980
Adjusted EBITDA	1,044,311	1,368,678
Net Operating Revenues - NOR	4,549,435	4,131,760
EBITDA Margin % (EBITDA ÷ NOR)	23.0%	33.1%

Net income

COPEL recorded in the period of January through September 2010 net income of R$ 675,877 million (corresponding to R$ 2.4698 per share), a figure 20.1% lower than that recorded in same period of 2009.

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The non financial and non accounting information in Comments on the Performance of the Company in the Quarter have not been audited by the independent auditors.

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OTHER INFORMATION DEEMED MATERIAL BY THE COMPANY (1)

In compliance with the provisions of the BOVESPA’s Regulation of Level 1 Special Corporate Governance Practices, we provide below a list of the shareholders who hold more than 5% of any type of Company stock, the consolidated shareholding situation of the controlling parties and senior management, and COPEL’s free-float:

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 30/09/2010 (In Shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
TREASURY STOCK		-	-	-	-	-	-	-	-
OTHER SHAREHOLDERS		21,703,707	14.96	392,871	100.00	100,935,779	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	392,871	100.00	128,231,424	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 30/09/2009 (In Shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
	CREDIT SUISSE HEDGING-GRIFFO CV S.A (FUNDS)	9,774,900	6.74	-	-	-	-	9,774,900	3.57
	BLACKROCK INC. (FUNDS)	-	-	-	-	6,634,591	5.17	6,634,591	2.42
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	11,928,807	8.22	396,063	100.00	94,297,996	73.54	106,622,866	38.97
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It has a Shareholders' Agreement with the State of Paraná.
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C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 30/09/2010 (In Shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MGMT	BOARD OF DIRECTORS	8	-	-	-	-	-	8	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,597	14.96	392,871	100.00	100,935,779	78.71	123,032,247	44.96
	TOTAL	145,031,080	100.00	392,871	100.00	128,231,424	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,597	14.96	392,871	100.00	100,935,779	78.71	123,032,247	44.96

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 30/09/2009 (In Shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common Shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
SENIOR MGMT	BOARD OF DIRECTORS	9	-	-	-	-	-	9	-
	BOARD OF OFFICERS	102	-	-	-	-	-	102	-
	FISCAL COUNCIL	-	-	-	-	-	-	-	-
	TREASURY STOCK	-	-	-	-	-	-	-	-
	OTHER SHAREHOLDERS	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96
	TOTAL	145,031,080	100.00	396,063	100.00	128,228,232	100.00	273,655,375	100.00
	FREE-FLOAT	21,703,596	14.96	396,063	100.00	100,932,587	78.71	123,032,246	44.96

(1) Unaudited information.

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COMPOSITION OF THE GROUPS IN CHARGE OF CORPORATE GOVERNANCE

BOARD OF DIRECTORS
Chairman	LÉO DE ALMEIDA NEVES
Executive Secretary Members	RONALD THADEU RAVEDUTTI JORGE MICHEL LEPELTIER JOÃO CARLOS FASSINA LAURITA COSTA ROSA LUIZ ANTONIO RODRIGUES ELIAS SYLVIO SEBASTIANI ROGÉRIO DE PAULA QUADROS
AUDIT COMMITTEE
Chairwoman	LAURITA COSTA ROSA
Members	JORGE MICHEL LEPELTIER ROGÉRIO DE PAULA QUADROS
FISCAL COUNCIL
Chairman	OSMAR ALFREDO KOHLER
Members	HERON ARZUA MASSAO FABIO OYA MURICI DOS SANTOS NEY AMILTON CALDAS FERREIRA
BOARD OF OFFICERS
Chief Executive Officer	RONALD THADEU RAVEDUTTI
Chief Finance, Investor Relations, and Corporate Partnerships Officer	RAFAEL IATAURO
Chief Corporate Management Officer	LUIZ ANTONIO ROSSAFA
Chief Power Distribution Officer	VLADEMIR SANTO DALEFFE
Chief Power Generation and Transmission and Telecommunications Officer	RAUL MUNHOZ NETO
Chief Legal Officer	REGINA MARIA BUENO BACELLAR
Chief Engineering Officer	EDSON SARDETO
Chief Environmental and Corporate Citizenship Officer	MARLENE ZANNIN
ACCOUNTANT
Accountant – CRC-PR-024769/O-3	ENIO CESAR PIECZARKA

For information about Investor Relations, please contact: ri@copel.com -	Phone: +55 (41) 3222-2027/ +55 (41) 3331-4359
Fax: +55 (41) 3331-2849

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Deloitte Touche Tohmatsu Rua Pasteur, 463 - 5º andar Curitiba – PR – 80250-080 Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

INDEPENDENT AUDITOR REPORT ON THE REVIEW OF THE QUARTERLY INFORMATION

To the Shareholders, Directors, and Officers of

Companhia Paranaense de Energia - COPEL

Curitiba - PR

1. We have reviewed the financial information (parent company and consolidated) contained in the Quarterly Information Report (ITR) of Companhia Paranaense de Energia – COPEL and its subsidiaries for the quarter ended on September 30, 2010, comprising the balance sheet and the statements of operations, changes in shareholders’ equity, cash flows, and added value, the performance report, and the accompanying notes, prepared under the responsibility of the management of the Company.

2. Our review was carried out in compliance with the specific standards set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and basically comprised: (a) inquiries of and discussions with the senior managers responsible for the accounting, financial, and operating areas of the Company and its subsidiaries, with regard to the main criteria adopted in the preparation of the quarterly information; and (b) a review of the information and of the subsequent events which have, or may have, significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly information contained in the quarterly report discussed in paragraph 1, so as to make it compliant with the accounting rules adopted in Brazil and the regulations of the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of quarterly reports.

4. As discussed in Note 3, during the year of 2009 several pronouncements, interpretations, and technical guidelines were issued by the Accounting Pronouncements Committee (CPC), effective in 2010, changing the accounting practices adopted in Brazil.  As allowed by CVM Ruling no. 603/09, Company management has chosen to present its quarterly information report in accordance with the accounting rules adopted in Brazil as of December 31, 2009, i.e., the Company did not apply the new rules in effect in 2010. As required by Ruling no. 603/09, COPEL disclosed this fact in Note 3 of the Quarterly Information Report, together with a description of the main changes which may have an impact on its end-of-period financial statements and explanations about the reasons preventing the presentation of estimates of their potential effects on shareholders' equity and

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Deloitte Touche Tohmatsu Rua Pasteur, 463 - 5º andar Curitiba – PR – 80250-080 Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br income, as required by the Ruling.

Curitiba, November 9, 2010.

DELOITTE TOUCHE TOHMATSU Independent Auditors CRC nº 2 SP-011.609/O-8 F-PR	Iara Pasian Accountant CRC nº 1 SP-121.517/O-3 S-PR

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Raul Munhoz Neto
Raul Munhoz Neto CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.